                                                           PROSPECTUS SUPPLEMENT
                                        (TO PROSPECTUS DATED SEPTEMBER 11, 1997)

                                                 $35,000,000
                                                SHOLODGE, INC.                                            LOGO
LOGO                          9.55% SENIOR SUBORDINATED NOTES DUE 2007, SERIES B

                            ------------------------

    ShoLodge, Inc. (the "Company") is offering $35,000,000 in aggregate principal amount of its 9.55% Senior Subordinated Notes due 2007, Series B (the "Series B Notes"). The Series B Notes mature on September 1, 2007. Interest on the Series B Notes will be payable quarterly on the first day of February, May, August and November of each year commencing November 1, 1997. The Series B Notes will be unsecured and subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness, as defined, of the Company and will be senior in right of payment to, or pari passu with, all other subordinated indebtedness of the Company, including $33.2 million of 9 3/4% Senior Subordinated Notes due 2006, Series A previously issued pursuant to the Indenture, as defined. As of July 13, 1997, after giving pro forma effect to the sale of the Series B Notes and to the application of the net proceeds therefrom to reduce indebtedness under the Company's current credit agreements, as described under "Use of Proceeds," the amount of Senior Indebtedness of the Company would have been approximately $56.3 million. The Company had incurred $5.0 million in additional Senior Indebtedness as of September 21, 1997. The Company may incur additional Senior Indebtedness subject to the "Restrictions on Additional Indebtedness" covenant in the Indenture.

    Upon the occurrence of a Change in Control, as defined, of the Company, the Company will be obligated to purchase the Series B Notes at the holder's option at par plus accrued interest to the date of purchase. The change in control feature may have an anti-takeover effect. See "Description of the Notes -- Repurchase at Holder's Option Upon Change in Control." The Series B Notes also will be redeemable at any time on or after September 1, 2000, at the option of the Company, in whole or in part, at declining premiums, as set forth herein. The Company will redeem Series B Notes tendered by the personal representative or surviving joint tenant, tenant in common or tenant by the entirety of a deceased holder within 60 days of presentation of the necessary documents, up to an annual maximum of $50,000 per holder and up to an annual aggregate maximum amount for all series of Notes issued under the Indenture equal to 5% of the aggregate original principal amount of the Notes of all series issued under the Indenture. The Company will redeem Series B Notes tendered by other holders commencing December 1, 1999 and on each anniversary thereof subject to the per holder and aggregate limitations. No sinking fund will be established to redeem the Series B Notes. See "Description of the Notes."

    The Series B Notes will be issued in integral multiples of $1,000 and will be in fully registered form. The Company does not intend to list the Series B Notes on the Nasdaq National Market or any securities exchange. The Underwriters have informed the Company that they intend to make a market in the Series B Notes; however, no assurance can be given that an active trading market for the Series B Notes will develop. See "Underwriting."

     SEE "RISK FACTORS" APPEARING ON PAGES S-8 THROUGH S-11 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES B NOTES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================================
                                                            PRICE TO              UNDERWRITING             PROCEEDS TO
                                                             PUBLIC                DISCOUNT(1)             COMPANY(2)
----------------------------------------------------------------------------------------------------------------------------
Per Series B Note...................................          100%                    3.5%                    96.5%
----------------------------------------------------------------------------------------------------------------------------
Total...............................................       $35,000,000             $1,225,000              $33,775,000
============================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $200,000 payable by the Company.

                            ------------------------

    The Series B Notes offered by this Prospectus Supplement and accompanying Prospectus are offered by the Underwriters when, as and if issued by the Company, subject to receipt and acceptance by the several Underwriters, prior sale and the right of the Underwriters to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the Series B Notes will be available for delivery on or about September 25, 1997.

                            ------------------------
[J.C. BRADFORD & CO. LOGO]                                    [DAIN BOSWORTH
                                                             INCORPORATED LOGO]
                               September 23, 1997

     The map above depicts the approximate location of the Company's corporate headquarters, Shoney's Inns and Sumner Suites in operation, Sumner Suites under construction and Sumner Suites under contract for purchase as of September 8, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES B NOTES OFFERED HEREBY, INCLUDING STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus Supplement and accompanying Prospectus or incorporated by reference herein. The term "Company" as used herein includes the operations of ShoLodge, Inc. and its subsidiaries.

                                  THE COMPANY

     ShoLodge, Inc. develops, owns and operates all-suites hotels under the Sumner Suites brand name and is an operator and the exclusive franchisor of Shoney's Inns and Shoney's Inn & Suites (collectively, "Shoney's Inns"). The Company's 16 Sumner Suites are mid-scale, all-suites hotels located in Arizona, Florida, Georgia, Indiana, New Mexico, Ohio, Tennessee and Texas. The Shoney's Inns lodging system consists of 88 Shoney's Inns containing approximately 9,000 rooms of which 34 Shoney's Inns containing approximately 4,000 rooms are owned or managed by the Company. Shoney's Inns are currently located in 21 states with a concentration in the Southeast.

     Sumner Suites hotels are marketed primarily to business travelers and, to a lesser extent, leisure travelers by offering an all-suite setting in a convenient location at an attractive price/value relationship. Sumner Suites offer mid-scale accommodations at rates between $65 and $85 per night and are usually located in or near business or leisure travel destinations in mid-sized and larger metropolitan markets. A typical Sumner Suites hotel contains from 110 to 125 rooms, lounge facilities, meeting rooms and an exercise room, and offers a deluxe continental breakfast.

     The Sumner Suites concept was launched in 1995 with three hotels. From 1990 until 1995, the Company developed and managed 12 mid-scale, all-suites hotels under another brand name before selling its interests in those hotels in March 1995. The Company believes that its experience in developing, constructing and managing mid-scale, all-suites hotels will enable it to expand effectively its development and ownership of the Sumner Suites system. In addition, as Sumner Suites has a limited presence in the marketplace, the Company is utilizing its proprietary reservation system ("INNLINK") to further expand awareness of Sumner Suites.

     Shoney's Inns operate in the upper economy limited-service segment and are designed to appeal to both business and leisure travelers, with rooms usually priced between $39 and $58 per night. The typical Shoney's Inn includes 100 to 125 rooms and, in most cases, meeting rooms. Although Shoney's Inns do not offer full food service, many offer continental breakfast and 77 of the 88 Shoney's Inns are located adjacent or in close proximity to Shoney's restaurants. Management believes that its strategy of locating most of its Shoney's Inns in close proximity to free-standing Shoney's restaurants has given it a competitive advantage over many other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures and operating costs or higher room rates.

     The Company's strategy is to increase cash flow and earnings by (i) developing additional Sumner Suites, (ii) increasing revenue per available room ("REVPAR") while maintaining the Company's attractive suite and room price/value relationships and controlling operating costs, and (iii) expanding the Shoney's Inn system through the addition of new franchised units and selectively developing Company-owned hotels. The Company has opened three Sumner Suites in fiscal 1997 and has six Sumner Suites scheduled to open by the end of the first fiscal quarter of 1998, one of which is currently under construction. In addition, the Company has another three sites under contract for purchase. Based on the Company's experience to date, the capital investment (including land, construction period interest and pre-opening expenses) for a typical 125 suite Sumner Suites is approximately $7.5 million (approximately $60,000 per suite).

     The principal executive offices of the Company are located at 130 Maple Drive North, Hendersonville, Tennessee 37075. The Company's telephone number is
(615) 264-8000.

                                  THE OFFERING

Securities Offered.........  $35,000,000 principal amount of 9.55% Senior
                             Subordinated Notes due 2007, Series B. See
                             "Description of the Series B Notes."

Maturity...................  September 1, 2007.

Interest Payment Date......  Quarterly, commencing November 1, 1997 and on each
                             February 1, May 1, August 1 and November 1 thereafter. The first interest payment will represent interest from the date of issuance through November 1, 1997.

Denomination...............  $1,000 and any integral multiple thereof.

Redemption at Company's
  Option...................  Not redeemable prior to September 1, 2000. The redemption price for the 12 months beginning
                             September 1, 2000 will be 104% of par plus accrued and unpaid interest, declining 1% each year thereafter to 100% on September 1, 2004. See "Description of the Series B Notes -- Optional Redemption by the Company."

Repurchase at Holder's
  Option upon Change in
  Control..................  The Company is required to repurchase the Series B
                             Notes at 100% of their principal amount together with accrued interest, at the option of the holder, if a Change in Control occurs. See "Description of the Series B Notes -- Certain Provisions Regarding Redemption at Holder's Option" and "Description of the Notes -- Repurchase at Holder's Option Upon Change in Control."

Redemption at Holder's
  Option...................  Upon the Death of a Noteholder:  The Series B Notes
                             tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations set forth below.

                             By other Noteholders: The Series B Notes tendered by November 1 of each year shall be redeemed at par plus accrued interest, subject to the amount limitations set forth below, on December 1 each year, commencing in 1999.

                             Amount Limitations: Of the Series B Notes tendered, the Company is only required to redeem, for any 12 month period ending November 1, an aggregate maximum for all series of Notes issued under the Indenture of 5% of the original aggregate principal amount of all Notes of all series issued under the Indenture, subject to a maximum of $50,000 per beneficial owner. Notes tendered by representatives of deceased beneficial owners will be redeemed prior to Notes tendered by other Noteholders. See "Description of the
                             Notes -- Redemption at Holder's Option."

Subordination..............  The Notes of all series issued under the Indenture will be unsecured obligations of the Company subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company, as defined in the Indenture, and will be senior in right of payment to or pari passu with all other subordinated indebtedness of the Company. The Notes will be effectively subordinated to all indebtedness of the Company's subsidiaries. See "Description of the Notes -- Subordination."

Certain Covenants of the
  Company..................  In the Indenture, the Company agrees to certain limitations on dividends and additional
                             indebtedness and to maintain a certain minimum consolidated net worth.

Sinking Fund...............  None.

Use of Proceeds............  To reduce certain indebtedness of the Company under its revolving credit facility incurred (i) to fund development and renovation of lodging facilities and (ii) for general corporate purposes. See "Use of Proceeds."

Risk Factors...............  See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Series B Notes.

Trustee....................  Bankers Trust Company, New York, New York.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

          (IN THOUSANDS, EXCEPT RATIOS, PER SHARE AND OPERATING DATA)

                                                                                            TWO FISCAL
                                                       FISCAL YEAR ENDED                  QUARTERS ENDED
                                           ------------------------------------------   -------------------
                                           DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JULY 14,   JULY 13,
                                               1994         1995(1)        1996(1)      1996(1)      1997
                                           ------------   ------------   ------------   --------   --------
STATEMENT OF EARNINGS DATA:
  Total revenues.........................    $60,776        $78,620        $63,483       $31,157    $41,111
  Total operating expenses...............     43,239         43,137         36,314        17,991     21,923
  Earnings from continuing operations
     before income taxes(2)..............     12,831         28,289         15,110         7,996      9,104
  Net earnings(2)........................      7,796         16,977          9,497         5,034      6,069
  Net earnings per common and common
     equivalent share(2).................       0.90           1.80           1.12          0.60       0.70
  EBITDA(3)..............................     16,159         33,554         25,011        11,674     18,120
  Ratio of earnings to fixed
     charges(4)..........................       2.58x          4.20x          2.60x         2.93x      2.25x
OPERATING DATA:
  Shoney's Inns system (end of period):
     Number of units.....................         73             80             88            88         87
     Number of rooms.....................      7,828          8,584          8,985         9,149      8,838
     REVPAR(5)...........................    $ 26.43        $ 28.17        $ 28.47       $ 28.97    $ 28.61
  Company-owned Shoney's Inns (end of
     period):
     Number of units.....................         28             30             32            32         32
     Number of rooms.....................      3,560          3,789          3,973         3,974      3,974
     REVPAR(5)...........................    $ 30.20        $ 30.97        $ 31.38       $ 31.71    $ 31.37
  Sumner Suites (end of period):
     Number of units.....................         --              3             13             8         14
     Number of rooms.....................         --            299          1,528           906      1,628
     REVPAR (5)(6).......................         --             --        $ 36.15            --    $ 41.56

                                                                    JULY 13, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(7)
                                                              --------   --------------
BALANCE SHEET DATA:
  Working capital...........................................  $ (4,387)     $ (4,387)
  Total assets..............................................   288,266       289,691
  Long-term debt and capitalized leases.....................   172,960       174,385
  Shareholders' equity......................................    95,987        95,987

---------------

(1) The financial results for the fiscal years ended December 31, 1995 and December 29, 1996 and the two fiscal quarters ended July 14, 1996 include $17.7 million, $775,000, and $200,000, respectively, of pre-tax profits recognized in connection with the AmeriSuites Transaction, as defined, which are considered to be non-recurring. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) After deducting minority interest in earnings of consolidated subsidiaries and partnerships.

(3) EBITDA represents earnings from continuing operations before deducting minority interest in earnings of consolidated subsidiaries and partnerships, net interest expense, income taxes, and depreciation and amortization and before adding other income. EBITDA is not intended to represent net income, cash flow or any other measures of performance in accordance with generally accepted accounting principles, but is included because management believes certain parties find it to be a useful tool for measuring the Company's performance.

(4) Earnings used in computing ratio of earnings to fixed charges consist of earnings before minority interest in earnings of consolidated subsidiaries and partnerships and income taxes, plus fixed charges. Fixed charges means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt plus debt-related fees and amortization of deferred financing costs. The ratio of earnings to fixed charges on a pro forma basis, giving effect to the offering and the application of the net proceeds therefrom, would have been 2.23x for fiscal 1996 and 2.11x for the two fiscal quarters ended July 13, 1997.

(5) REVPAR is defined as revenue per available room, which is equal to total room revenue divided by the number of rooms available for sale.

(6) Seven of the eight Sumner Suites open at July 14, 1996 had been in operation as Sumner Suites for less than eight months and had not yet reached stabilized occupancy levels. Therefore, management does not believe that the presentation of REVPAR for Sumner Suites for the fiscal year ended December 31, 1995 or the two fiscal quarters ended July 14, 1996 is meaningful.

(7) As adjusted to give effect to the offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Series B Notes should carefully consider, among other things, the following risk factors before purchasing the Series B Notes offered hereby. The information contained and incorporated by reference herein contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. A number of factors, including those discussed below, could cause results to differ materially from those anticipated by such forward-looking statements. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included or incorporated by reference herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma" or "anticipates," or the negative thereof, or other variations thereon or comparable terminology, or by discussions of strategy, intentions, development plans and anticipated trends in the Company's business.

     Sumner Suites Expansion Risks. In pursuing its business strategy of developing new Sumner Suites hotels, the Company will incur substantial costs relating to pre-opening activities and operating expenses prior to reaching stabilized levels of occupancy and average daily room rates. As the Company opens additional Sumner Suites hotels, such start-up costs may negatively impact the Company's results of operations. While the Company has owned and operated Shoney's Inns and mid-scale, all-suites hotels under another brand name for a number of years, the Company's current suites concept, Sumner Suites, was launched in 1995 with three hotels. Currently, the Company owns and operates 16 Sumner Suites. Company-owned or managed hotels have historically attained occupancy and average daily room rate stabilization within approximately 18 months of opening. However, the stabilization rates achieved by such hotels to date may not be indicative of future stabilization rates for Sumner Suites or Shoney's Inns.

     The Company's ability to pursue its expansion plans will depend on a number of factors, including the hiring and training of sufficiently skilled management and other personnel, the availability of adequate financing and other factors, some of which are beyond the control of the Company. Construction of hotels involves certain risks, including the possibility of construction cost overruns and delays, a lack of attractive sites at acceptable prices, uncertainties as to market potential and market deterioration after commencement of the development. There can be no assurance that the Company will be able to pursue its expansion plans in accordance with its current expectations.

     The opening of the new Sumner Suites hotels will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for a new hotel is extensive, including, without limitation, state and local land use and occupancy permits, building and zoning permits and health and safety permits. In addition, unexpected changes or concessions required by local and state regulatory authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new Sumner Suites hotel. There can be no assurance that the necessary permits, licenses and approvals for the construction and operation of the new Sumner Suites hotels will be obtained, or that such permits, licenses and approvals will be obtained within the anticipated time frame.

     The Sumner Suites concept does not have a large presence in the marketplace and does not have extensive brand awareness. The Company competes with other companies in the all-suites segment, many of which have greater brand recognition and financial and other resources than the Company. As a result, there can be no assurance that the Company can successfully expand the Sumner Suites hotel brand or compete effectively with these other hotel brands. Expansion of the Sumner Suites brand may present operating and marketing challenges that are different from those currently encountered by the Company in its existing markets. There can be no assurance that the Company will anticipate all of the changing demands that expanding operations will impose on its financial resources, management and management information systems or its reservation system. The failure to adapt its systems and procedures could have a material adverse effect on the Company's business.

     Leverage. As of July 13, 1997, the Company's total long-term debt was $173.0 million, and the Company's earnings exceeded fixed charges by $9.3 million for the two fiscal quarters then ended. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company may incur additional Senior Indebtedness subject to the "Restrictions on Additional Indebtedness" covenant in the Indenture. The Company has issued $33.2 million of 9 3/4% Senior Subordinated Notes due 2006, Series A pursuant to the Indenture and may in the future issue additional senior subordinated debt financing under the same Indenture under which the Series B Notes are to be issued; however, there can be no assurance as to the availability or terms of any such senior subordinated note financing in the future. The debt service requirements of any additional indebtedness could make it more difficult for the Company to make principal and interest payments on the Series B Notes. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Series B Notes at maturity or that the Company will be able to refinance the Series B Notes or other indebtedness at maturity.

     Subordination; Series B Notes Are Unsecured Obligations. The Series B Notes will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness of the Company. The Company operates directly and through subsidiaries. The Company's subsidiaries are direct or indirect obligors or guarantors of $74.5 million of the long-term debt of the Company and its consolidated subsidiaries outstanding at July 13, 1997. The Series B Notes will be effectively subordinated in right of payment to all present and future liabilities of the Company's subsidiaries, including indebtedness of the Company for which one or more subsidiaries are co-obligors or guarantors. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Series B Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series B Notes then outstanding. As of July 13, 1997, the Company had approximately $89.8 million of outstanding Senior Indebtedness. The Company has incurred $5.0 million in additional Senior Indebtedness as of September 21, 1997. The Company anticipates using the net proceeds of this offering to reduce Senior Indebtedness. See "Use of Proceeds." In the event of a payment default with respect to the Senior Indebtedness, no payments may be made on account of the Series B Notes until such default has been cured or waived. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and "Description of the Notes."

     Dependence on Key Employees. The success of the Company is dependent in part upon certain key personnel, including, in particular, Leon Moore, President and Chief Executive Officer and the founder of the Company. The absence of Mr. Moore would have a material adverse effect on the Company's business and future operations. The Company has no employment or noncompetition agreement with Mr. Moore, who is the Company's largest shareholder of record.

     Relationship with Shoney's, Inc. The Company has the right to use the service marks "Shoney's Inn" and "Shoney's Inn & Suites" in its development and franchising operations pursuant to a License Agreement (the "License Agreement") with Shoney's, Inc. ("Shoney's"). The License Agreement gives Shoney's certain rights, including the right to approve the styles, shapes, colors and forms in which the service marks are displayed and the terms of the franchise agreements (other than the maximum fees and other financial terms thereof). Upon the occurrence of certain events, the License Agreement may terminate and the Company may lose its right to continue operations using the Shoney's Inn and Shoney's Inn & Suites marks. The Company believes that the loss of its rights under the License Agreement could have a material adverse effect upon its operations. See "Business -- License Agreement with Shoney's." The Company believes the performance of the Shoney's Inns and the ability of the Company to expand the Shoney's Inns system is dependent in part on the performance of Shoney's restaurants and the reputation of the Shoney's brand. The Company believes that a material adverse change in the operations of Shoney's could have a material adverse impact on the Shoney's Inns and the Company's franchise operations. Hotel and franchising revenues for the

Shoney's Inns and the Company's franchise operations represented approximately 80% and 64% of total hotel and franchising revenues for fiscal 1996 and for the two fiscal quarters ended July 13, 1997, respectively.

     Importance of Franchisee and Other Third Party Relationships. The Company's business strategy calls for the expansion of Shoney's Inns primarily through the opening of additional franchised units. Competition for new franchisees in the lodging industry is intense. There can be no assurance that the Company can successfully attract new franchisees on terms acceptable to the Company or that such new or current franchisees will open new Shoney's Inns.

     The Company believes its relationships with a majority of its franchisees are satisfactory and the Company has no reason to believe that such relationships will not continue. However, from time to time, the Company has terminated relationships with franchisees for quality or for other reasons and, in addition, the Company's franchisees have in certain cases terminated their franchise relationships with the Company. The Company's largest franchisee has recently filed litigation against the Company seeking to terminate franchises relating to four Shoney's Inns. The Company believes the claims are without merit and intends to vigorously defend the litigation.

     Seven of the Shoney's Inns operated by the Company are held by partnerships with minority interest holders. The Company has management authority over each partnership in which there are minority interest holders and, in most cases, the Company has a right of first refusal to purchase the interest of the other parties in the event that they receive a bona fide offer for their interests in the partnerships. The Company, as owner of majority interests in partnerships in which there are minority interest holders, owes a fiduciary duty to such minority interest holders and may encounter conflicts between the respective interests of the Company and the minority holders. In such cases, the Company's directors are obligated to exercise reasonable, good-faith judgment to resolve the conflicts and may not be free to act solely in the best interest of the Company.

     Geographic Concentration of Hotels. Most of the Company's hotels are located in the southeastern United States, and such geographic concentration exposes the Company's operating results to events or conditions which specifically affect those areas, such as local and regional economic, weather and other conditions. Adverse developments which specifically affect those areas may have a material adverse effect on the results of operations of the Company. While the Company's Sumner Suites expansion may reduce these risks over time, the Company will remain subject to the risks associated with geographic concentration for the foreseeable future.

     Risks of the Lodging Industry; Competition. The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, an oversupply of lodging facilities or a reduction in demand for lodging facilities in a geographic area, dependence on tourism, susceptibility to increases in gasoline prices, changes in travel patterns and routes of major highways, adverse use of neighboring land, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. The Company's ownership of real property, including hotels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

     The lodging industry is highly competitive. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry. Competitive factors in the industry include room rates, quality of accommodations, name recognition, supply and availability of alternative lodging facilities, service levels, reputation, reservation systems and convenience of location. There can be no assurance that demographic, economic or other changes in markets will not adversely affect the convenience or desirability of the markets in which the Company's hotels are located. Each of the Company's hotels is located in a developed area that includes competing lodging facilities, and the Company expects that future hotels which it constructs will be located in similar areas. A high concentration of competitive lodging facilities in a particular area could have a material adverse effect on occupancy, average daily room rate and REVPAR of the Company's hotels. See "Business -- Lodging Industry" and
"-- Competition."

     Employment and Other Government Regulation. The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverages (such as health and liquor license laws) and building and zoning requirements. The Company's results of operations may be adversely affected by increases in the minimum wage or by the enactment in the future of legislation that would increase the cost of employee benefits or increase other employment-related costs. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although the Company believes that it is in substantial compliance with the ADA, a failure to comply with the ADA could result in the imposition of fines or an award of damages to private litigants.

     Environmental Regulation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the results of operations of the Company.

     Absence of Public Market for the Series B Notes. The Series B Notes are a new issue of securities for which there is currently no public market. There can be no assurance as to the liquidity of the market for the Series B Notes that may develop, the ability of the holders to sell their Series B Notes or the prices at which holders of the Series B Notes would be able to sell their Series B Notes. If a market for the Series B Notes does develop, the Series B Notes may trade at a discount from their initial public offering price, depending upon prevailing interest rates, the market for similar securities, performance of the Company, performance of the lodging sector and other factors. The Underwriters have informed the Company that they currently intend to make a market for the Series B Notes. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Series B Notes on the Nasdaq National Market or any securities exchange. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Series B Notes. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Series B Notes offered hereby are estimated to be approximately $33.6 million after deducting the estimated underwriting discount and offering expenses. The Company intends to use the net proceeds of this offering to reduce borrowings under its $75.0 million unsecured revolving credit facility with an aggregate outstanding principal balance at July 13, 1997 of $42.3 million. This indebtedness was originally incurred to fund hotel development, other capital improvements and general corporate purposes. This facility currently bears interest at the lender's prime rate plus 0.25% or two hundred basis points above the 30, 60, 90 or 180 day LIBOR rates, at the Company's option. The weighted average rate on this facility at July 13, 1997 was 7.74%. Amounts repaid on this facility would be available for reborrowing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending the above use of proceeds, the net proceeds of the offering will be invested in investment grade, short-term, interest-bearing securities, such as Treasury bills, repurchase agreements, commercial paper and short-term certificates of deposit.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and capitalized leases and consolidated capitalization of the Company as of July 13, 1997 and as adjusted to reflect the sale of $35,000,000 in aggregate principal amount of Series B Notes offered hereby and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                  JULY 13, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt and capitalized leases....  $  4,022    $  4,022
                                                              ========    ========
Revenue participation bonds due April 2001(1)...............  $ 11,355    $ 11,355
Other long-term debt and capitalized leases less current
  portion...................................................    74,455      40,880
9 3/4% Senior subordinated notes due 2006, Series A.........    33,150      33,150
9.55% Senior subordinated notes due 2007, Series B..........        --      35,000
7 1/2% Convertible subordinated debentures due 2004(2) .....    54,000      54,000
Total shareholders' equity..................................    95,987      95,987
                                                              --------    --------
          Total capitalization..............................  $268,947    $270,372
                                                              ========    ========

---------------

(1) The revenue participation bonds are secured by U.S. Treasury securities that upon maturity will fund the complete obligation under the revenue participation bonds.
(2) The 7 1/2% convertible subordinated debentures due 2004 are subordinate to the Series B Notes.

                            SELECTED FINANCIAL DATA

     The following selected financial data as of and for each of the five fiscal years ended December 29, 1996 have been derived from the Company's audited Consolidated Financial Statements. The financial statements for the three fiscal years ended December 29, 1996 have been audited by Deloitte & Touche LLP, independent auditors, and have been incorporated herein by reference. The related financial data as of and for the two fiscal quarters ended July 14, 1996 and July 13, 1997 are derived from the Company's unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring entries) necessary for fair presentation of the financial results of operations for these periods. Operating results for the two fiscal quarters ended July 13, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 28, 1997. The information set forth on the following pages should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            SELECTED FINANCIAL DATA

                                                                                                                  TWO FISCAL
                                                              FISCAL YEAR ENDED                                 QUARTERS ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JULY 14,   JULY 13,
                                       1992           1993           1994           1995           1996         1996       1997
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
                                                          (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Revenues:
  Hotel..........................    $25,598        $ 29,890       $ 36,440       $ 44,144       $ 57,528     $ 28,221   $ 39,149
  Construction and development...      6,178              --          6,213          9,214            890          514         --
  Construction and development --
    other........................         --              --             --         14,827            775          200         --
  Franchising....................      1,760           2,079          2,623          2,917          4,105        2,106      1,890
  Management.....................        660             979            916            438            185          116         72
  Management -- previously
    deferred.....................         --              --             --          2,862             --           --         --
  Sales of hotels................         --           9,080         17,366          6,174             --           --         --
  Profits not recognized on
    installment sales............         --          (1,295)        (2,782)        (1,956)            --           --         --
                                     -------        --------       --------       --------       --------     --------   --------
        Total revenues...........     34,196          40,733         60,776         78,620         63,483       31,157     41,111
Costs and Expenses:
  Operating expenses:
    Hotel........................     15,354          17,042         20,938         25,962         31,859       15,525     20,819
    Construction and
      development................      4,549              --          5,242         10,096          1,200          691         --
    Franchising..................      1,841           2,153          2,475          2,861          3,255        1,776      1,103
    Cost of hotels sold..........         --           7,785         14,584          4,218             --           --         --
                                     -------        --------       --------       --------       --------     --------   --------
        Total operating
          expenses...............     21,744          26,980         43,239         43,137         36,314       17,991     21,923
                                     -------        --------       --------       --------       --------     --------   --------
  Gross operating profit.........     12,452          13,753         17,537         35,483         27,169       13,166     19,188
  General and administrative.....        894           1,349          1,378          1,929          2,158        1,492      1,068
                                     -------        --------       --------       --------       --------     --------   --------
  Earnings before interest,
    taxes, depreciation and
    amortization.................     11,558          12,404         16,159         33,554         25,011       11,674     18,120
  Depreciation and
    amortization.................      2,944           3,290          4,083          5,638          8,249        3,820      5,909
                                     -------        --------       --------       --------       --------     --------   --------
        Net operating profit.....      8,614           9,114         12,076         27,916         16,762        7,854     12,211
Other Income and Expenses:
  Interest expense...............      4,939           4,642          5,525          5,856          4,219          905      5,218
  Interest income................      2,425           3,345          5,311          5,815          1,391          842        665
                                     -------        --------       --------       --------       --------     --------   --------
        Net interest expense.....      2,514           1,297            214             41          2,828           63      4,553
  Other income...................        911           1,012          1,263            765          1,599          434      1,660
                                     -------        --------       --------       --------       --------     --------   --------
Earnings before income taxes,
  discontinued operations,
  minority interests and
  extraordinary items............      7,011           8,829         13,125         28,640         15,533        8,225      9,318
Income taxes.....................      2,533           3,077          4,838         10,529          5,613        2,962      3,035
Minority interests in earnings of
  consolidated subsidiaries and
  partnerships...................        309             513            294            351            423          229        214
                                     -------        --------       --------       --------       --------     --------   --------
Earnings from continuing
  operations before extraordinary
  items..........................      4,169           5,239          7,993         17,760          9,497        5,034      6,069
Discontinued Operations:
  Income (loss) from operations
    of restaurant subsidiary
    disposed of, net of
    applicable income taxes and
    minority interests...........         (9)            (41)            18            (75)            --           --         --
Extraordinary losses, net of
  income tax benefit.............         --              --           (215)          (708)            --           --         --
                                     -------        --------       --------       --------       --------     --------   --------
Net earnings.....................    $ 4,160        $  5,198       $  7,796       $ 16,977       $  9,497     $  5,034   $  6,069
                                     =======        ========       ========       ========       ========     ========   ========

                            SELECTED FINANCIAL DATA

                                                                                                                  TWO FISCAL
                                                              FISCAL YEAR ENDED                                 QUARTERS ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JULY 14,   JULY 13,
                                       1992           1993           1994           1995           1996         1996       1997
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
                                                          (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
Net Earnings Per Common And
  Common Equivalent Share:
  Primary:
    Earnings from continuing
      operations before
      extraordinary items........    $  0.68        $   0.67       $   0.92       $   2.08       $   1.13     $   0.60   $   0.72
                                     =======        ========       ========       ========       ========     ========   ========
    Net earnings.................    $  0.68        $   0.66       $   0.90       $   1.99       $   1.13     $   0.60   $   0.72
                                     =======        ========       ========       ========       ========     ========   ========
  Fully diluted:
    Earnings from continuing
      operations before
      extraordinary items........    $  0.68        $   0.67       $   0.92       $   1.87       $   1.12     $   0.60   $   0.70
                                     =======        ========       ========       ========       ========     ========   ========
    Net earnings.................    $  0.68        $   0.66       $   0.90       $   1.80       $   1.12     $   0.60   $   0.70
                                     =======        ========       ========       ========       ========     ========   ========
    Ratio of earnings to fixed
      charges(1).................       2.14x           2.43x          2.58x          4.20x          2.60x        2.93x      2.25x
Weighted Average Common And
  Common Equivalent Shares
  Outstanding:
    Primary......................      6,103           7,872          8,654          8,526          8,441        8,443      8,453
                                     =======        ========       ========       ========       ========     ========   ========
    Fully diluted................      6,103           7,872          9,946         10,842         10,764       10,760     10,770
                                     =======        ========       ========       ========       ========     ========   ========

BALANCE SHEET DATA:
  Working capital................    $ 1,223        $   (370)      $    714       $  4,786       $(21,745)    $(35,569)  $ (4,387)
  Total assets...................     97,395         120,486        180,391        220,790        263,709      227,921    288,266
  Long-term debt and capitalized
    leases.......................     57,323          52,020         87,739         89,343        138,794       90,067    172,960
  Shareholders' equity...........     29,177          54,883         65,158         82,737         89,736       87,575     95,987

---------------

(1) The ratio of earnings to fixed charges on a pro forma basis, giving effect to the offering and the application of the net proceeds therefrom, would have been 2.23x for fiscal 1996 and 2.11x for the two fiscal quarters ended July 13, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company derives revenues primarily from hotel room sales at its Sumner Suites and Company-owned Shoney's Inn hotels. Through March 1995, the Company managed AmeriSuites hotels and earned management fees for such services. The Company also receives management fees for services it performs for two franchised Shoney's Inns. The Company derives additional revenue from franchise fees it receives as the exclusive franchisor of Shoney's Inns.

     The Company's hotel operations have been supplemented by contract revenues from construction and development of franchised Shoney's Inns and, until March 1995, AmeriSuites hotels for third parties. Revenues from these activities have varied widely from period to period, depending upon whether the Company's construction and development activities were primarily focused on its own facilities or on projects for third parties. The Company has generally undertaken construction and development projects for third parties only when its capacity has been underutilized in constructing its own facilities. Construction revenues are recognized on the percentage of completion basis. Because the Company expects to concentrate on the development of Sumner Suites, management does not anticipate generating further significant contract revenues from construction and development.

     From 1990 through the first quarter of fiscal 1995, the Company developed and owned or managed hotels in the AmeriSuites hotel chain. In March 1995, the Company terminated its relationship with AmeriSuites by (i) selling its option to purchase 50% of the voting stock of Suites of America, Inc. ("Suites of America") to Prime Hospitality Corp. ("Prime Hospitality") for $27.3 million and
(ii) conveying to Suites of America its interest in one additional AmeriSuites hotel for $6.2 million. Five million dollars of the aggregate purchase price was paid in cash on closing, while the remaining $28.5 million was paid pursuant to a note that was repaid in January 1996. In connection with the sale of its option in Suites of America, the Company canceled $14.9 million in existing indebtedness of Suites of America to the Company. These transactions, together with the sale of five AmeriSuites hotels in 1993 and 1994 (collectively, the "AmeriSuites Transaction"), have been accounted for as installment sales of real estate in the Company's Consolidated Financial Statements, and a pre-tax gain of $18.5 million was recognized through fiscal 1996 in connection therewith. The transactions also resulted in the recognition in fiscal 1995 and the first quarter of fiscal 1996 of previously deferred management fee revenue.

     During the first quarter of fiscal 1996, the Company sold its 60% ownership in five restaurants to the 40% owner. The income or loss from restaurant operations for each of the reported periods is reported as discontinued operations net of applicable income taxes and minority interests.

     The Company's hotel operations have historically been seasonal in nature, reflecting higher occupancy rates during spring and summer months, which may be expected to cause fluctuations in the Company's quarterly revenues and earnings from hotel operations. The Company's fiscal year ends on the last Sunday of the calendar year. This resulted in fiscal 1995 consisting of 53 weeks as compared with 52 weeks in fiscal 1994 and 1996.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items of revenue and expense to the total revenues of the Company.

                                                                                              TWO FISCAL
                                                         FISCAL YEAR ENDED                  QUARTERS ENDED
                                             ------------------------------------------   -------------------
                                             DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JULY 14,   JULY 13,
                                                 1994           1995           1996         1996       1997
                                             ------------   ------------   ------------   --------   --------
Revenues:
  Hotel....................................      60.0%          56.1%          90.6%        90.5%      95.2%
  Construction and development.............      10.2           11.7            1.4          1.7         --
  Construction and development -- other....        --           18.9            1.2          0.6         --
  Franchising..............................       4.3            3.7            6.5          6.8        4.6
  Management...............................       1.5            0.6            0.3          0.4        0.2
  Management -- previously deferred........        --            3.6             --           --         --
  Sales of hotels..........................      28.6            7.9             --           --         --
  Profits not recognized on installment
     sales.................................      (4.6)          (2.5)            --           --         --
                                                -----          -----          -----        -----      -----
          Total revenues...................     100.0%         100.0%         100.0%       100.0%     100.0%
Costs and Expenses:
  Operating expenses:
     Hotel.................................      34.5%          33.0%          50.2%        49.8%      50.6%
     Construction and development..........       8.6           12.8            1.9          2.2         --
     Franchising...........................       4.0            3.7            5.1          5.7        2.7
     Cost of hotels sold...................      24.0            5.4             --           --         --
                                                -----          -----          -----        -----      -----
          Total operating expenses.........      71.1           54.9           57.2         57.7       53.3
                                                -----          -----          -----        -----      -----
          Gross operating profit...........      28.9           45.1           42.8         42.3       46.7
  General and administrative...............       2.3            2.5            3.4          4.8        2.6
                                                -----          -----          -----        -----      -----
  Earnings before interest, taxes,
     depreciation and amortization.........      26.6           42.7           39.4         37.5       44.1
  Depreciation and amortization............       6.7            7.2           13.0         12.3       14.4
                                                -----          -----          -----        -----      -----
       Net operating profit (before
          interest and taxes)..............      19.9           35.5           26.4         25.2       29.7
Earnings before income taxes, discontinued
  operations, minority interests and
  extraordinary items......................      21.6           36.4           24.5         26.4       22.7
Earnings from continuing operations before
  extraordinary items......................      13.2           22.6           15.0         16.2       14.8
Net earnings...............................      12.8%          21.6%          15.0%        16.2%      14.8%

  For the Fiscal Year-to-date Periods Ended July 13, 1997 and July 14, 1996

     For the two fiscal quarters ended July 13, 1997, total revenues increased 31.9% to $41.1 million from $31.2 million for the same period in 1996.

     Revenues from hotel operations in the first two quarters of 1997 increased 38.7% to $39.1 million from $28.2 million for the same period in 1996. For the 33 hotels opened for both year-to-date periods (same hotels), average daily room rates in the first two quarters 1997 increased 3.0% to $53.88 from $52.33 in the first two quarters of 1996 and average occupancy rates decreased to 60.4% from 62.4%, resulting in a net increase in same hotel revenues of 1.5%. The 13 hotels opened during 1996 and the first two quarters of 1997 contributed $12.2 million to hotel revenues in the first two quarters of 1997 compared to $1.7 million for the same period in fiscal 1996.

     There were no revenues from regular construction and development activities for the first two quarters of 1997 compared to $514,000 in the same period last year. Revenues from construction and development can vary widely from quarter to quarter depending upon the volume of outside contract work and the timing of those projects. No outside construction projects were in progress during the first two quarters of 1997 compared with the final portion of only one project during the comparable period in 1996. No outside construction contracts are currently in progress.

     There were no revenues from "Construction and development -- other" in the first two quarters of 1997 and $200,000 in the first quarter of 1996, which represents a portion of profits not previously recognized on installment sales. No revenues from this source are expected to be generated in the future.

     Franchise revenues in the first two quarters of 1997 decreased 10.3% to $1.9 million from $2.1 million for the comparable period last year. This decrease was due primarily to the cancellation of reservation service contracts by two hotel chains in the first quarter of 1997 and to a decrease of $107,000 in initial franchise fee revenues. Initial franchise fees may vary widely from quarter to quarter.

     Management contract revenues for the first two quarters of 1997 decreased 37.2% to $73,000 from $116,000 for the same period last year, due to the cancellation of one management contract on one hotel in the third quarter of 1996.

     Operating expenses from hotel operations for the first two quarters of 1997 increased 34.1% to $20.8 million in the first two quarters of 1997 from $15.5 million in the first two quarters of 1996, due to the 38.7% increase in hotel operating revenues. Operating expenses from hotel operations, expressed as a percentage of hotel operating revenues, decreased to 53.2% in the first two quarters of 1997 from 55.0% in the same period of 1996, thus increasing the gross profit margin on all hotels to 46.8% in the first two quarters of 1997 from 45.0% in the same period of 1996. The gross profit margin on same hotels for the first two quarters of 1997 increased to 46.2% from 45.3% for the same two quarters in 1996. The new hotels (primarily Sumner Suites) have experienced higher profit margins than the same hotels and have generated a 48.3% profit margin in the first two quarters of 1997.

     There were no costs and expenses of construction and development in the first two quarters of 1997 compared with $691,000 in the first two quarters of 1996. There were no outside construction contracts in the first two fiscal quarters of 1997 compared with one during the comparable period in 1996.

     Franchising operating expenses for the first two quarters of 1997 decreased to $1.1 million from $1.8 million in the same period last year. The primary reason for this decrease was the cancellation in the fourth quarter of 1996 of the Company's obligation to pay a portion of franchise fees collected to Shoney's. The reduction in this royalty fee expense was $584,000 in the first two quarters of 1997.

     General and administrative expense for the first two quarters of 1997 decreased 28.4% to $1.1 million from $1.5 million in the same period of 1996, due primarily to reduced professional fees and increased capitalization of general and administrative expenses.

     For the first two quarters of 1997, depreciation and amortization expense increased 54.7% to $5.9 million from $3.8 million for the same period last year. Increased depreciation and amortization on hotels opened during 1996 and the first two fiscal quarters of 1997 was $1.7 million, while depreciation and amortization due to renovations and other additions to same hotels and to other assets increased by $344,000 over the first two quarters of 1996.

     For the first two quarters of 1997, interest expense increased $4.3 million and interest income decreased $177,000, resulting in an increase in net interest expense of $4.5 million. The increase in interest expense resulted primarily from the additional borrowings incurred for the 12 hotels opened in 1996 and the one hotel opened in January 1997.

     Other income for the first two quarters of 1997 increased to $1.7 million compared with $434,000 in the first two quarters of 1996, due to a gain of $1.2 million on the sale of excess land in the second quarter of 1997. Minority interest in earnings and losses of consolidated subsidiaries and partnerships decreased $15,000 for the first two quarters of 1997, compared with the same period in 1996, due to less profitable consolidated entities which include minority ownership.

     The lower effective income tax rate (33.3% for the first two quarters of 1997 versus 37.0% for the comparable period last year) is due to a reduction in applicable state tax rates.

  For the Fiscal Years Ended December 29, 1996 and December 31, 1995

     For the fiscal year ended December 29, 1996, total revenues declined 19.3% to $63.5 million from $78.6 million for the fiscal year ended December 31, 1995. However, revenues in fiscal 1995 included $21.9 million from the AmeriSuites Transaction, in contrast to only $775,000 from this source in fiscal 1996. Exclusive of the AmeriSuites Transaction, total revenues increased by $6.0 million, or 10.6%, from $56.7 million in fiscal 1995 to $62.7 million in fiscal 1996.

     Revenues from hotel operations in fiscal 1996 increased 30.3% to $57.5 million from $44.1 million for fiscal 1995. This increase resulted primarily from more hotels being operated in fiscal 1996 as compared to fiscal 1995. Sixteen hotels which opened during fiscal 1995 and fiscal 1996 contributed $14.3 million more to revenues in fiscal 1996 than in fiscal 1995. One hotel which was sold during 1995 contributed $549,000 to hotel revenues in that year. Revenues from the 29 same hotels declined slightly to $42.0 million in fiscal 1996 from $42.4 million in fiscal 1995. Average daily room rates from same hotels increased 5.1% to $50.66 in fiscal 1996 from $48.18 in fiscal 1995, and average occupancy rates on these hotels decreased to 61.7% in fiscal 1996 from 64.5% in fiscal 1995. For all 45 hotels owned at the end of fiscal 1996, total revenues increased 32.0% to $57.5 million in fiscal 1996 from $43.6 million in fiscal 1995. These hotels reflected an increase of 12.8% in average daily room rates to $54.69 in fiscal 1996 from $48.49 in fiscal 1995, and average occupancy rates on these hotels declined to 58.9% in fiscal 1996 from 64.1% in fiscal 1995.

     Revenues from regular construction and development activities for 1996 were $889,000 in contrast to $9.2 million for the prior year. Revenues from construction and development can vary widely from period to period depending upon the volume of outside contract work and the timing of those projects. Three outside construction projects were in progress during 1995 compared with only one during 1996.

     Revenues from construction and development-other and management-previously deferred, which together totaled $17.7 million in fiscal 1995, resulted from recognizing, in connection with the consummation of the AmeriSuites Transaction, profits deferred from fiscal 1993 and fiscal 1994 relating to the development and management of hotels for Suites of America. The Company's relationship with Suites of America ended on March 31, 1995, allowing the previously deferred management revenues and a portion of the previously deferred construction profit to be recognized in the first fiscal quarter of 1995. Additional previously deferred construction profit was recognized throughout fiscal 1995, with the final $775,000 recognized in 1996, when the balance of the note receivable from Suites of America was collected.

     Revenue from the sale of hotels in 1995 was $4.2 million, net of profits not recognized on installment sales of $2.0 million, representing the sale of one hotel in 1995 in conjunction with the AmeriSuites Transaction. These net revenues were offset by the cost of hotels sold, resulting in no gross operating profit from these transactions.

     Franchise revenues in fiscal 1996 increased 40.7% to $4.1 million from $2.9 million in fiscal 1995, as a result of an increase in the number of Shoney's Inn franchises sold, combined with franchisees' increased hotel revenues upon which royalty and reservation fees are based. At the end of fiscal 1996 there were 56 franchised Shoney's Inns in operation compared with 50 at the end of fiscal 1995. Management fee revenue in fiscal 1996 decreased 57.7% to $185,000 from $438,000 in fiscal 1995, due to the cancellation of management contracts on 11 hotels on March 31, 1995 as a part of the AmeriSuites Transaction, and to the cancellation of a management contract on one franchised Shoney's Inn in 1996.

     Hotel operating expenses for fiscal 1996 increased by 22.7% to $31.9 million from $26.0 million in fiscal 1995. The 16 hotels opened during fiscal 1995 and fiscal 1996, which were not in operation during the full year in either fiscal 1995 or fiscal 1996, accounted for $7.6 million of the total increase. Additionally, operating expenses for the 29 hotels operating for all of both years declined by $1.3 million, and operating expenses on the hotel sold during the first fiscal quarter of 1995 declined by $400,000. These increases and decreases in operating costs and expenses are related to the corresponding increases and decreases in operating revenues on these hotels. The resulting gross profit margin on the hotels operating for all of both years increased from 40.9% in fiscal 1995 to 43.6% in fiscal 1996.

     Costs and expenses of construction and development for 1996 decreased to $1.2 million from $10.1 million for 1995. There were three outside construction contracts in 1995 compared to one during 1996.

     Franchising operating expenses for 1996 increased 13.8% to $3.3 million from $2.9 million for the prior year, primarily due to additional expenses incurred by the reservation center in meeting the added demand from additional properties served by that department. Effective October 25, 1996, the Company was no longer required to pay a portion of its franchise fee revenues to Shoney's in the form of royalty fees. During 1996, franchising operating expenses included $758,000 of royalty fees to Shoney's, compared to $980,000 in 1995.

     General and administrative expense increased 11.9% to $2.2 million in fiscal 1996 from $1.9 million in fiscal 1995, due primarily to additional staffing levels for present and future growth of the Company, and to increased professional fees and expenses incurred.

     Depreciation and amortization expense increased by 46.3% to $8.2 million in fiscal 1996 from $5.6 million in fiscal 1995, due primarily to the 16 hotels opened during fiscal 1995 and fiscal 1996.

     For 1996, interest expense and interest income decreased $1.7 million and $4.5 million, respectively, from 1995, resulting in an increase in net interest expense of $2.8 million. The decrease in interest income resulted primarily from the collection of the balance of first mortgage notes receivable of approximately $44.0 million from Suites of America in the first quarter of 1996, which resulted in a reduction of interest income for 1996 of $4.2 million. The proceeds were used to reduce outstanding debt, significantly reducing interest expense for 1996 as compared to 1995. Additional borrowings to fund new hotels opened in 1996, however, offset a portion of this reduced interest expense.

     Other income in fiscal 1996 increased to $1.6 million from $765,000 in fiscal 1995. The $834,000 increase was due to gains on the sale of securities available for sale and to a gain on the sale of excess land acquired for the development of a Company owned hotel.

     The loss from discontinued operations, net of applicable income taxes and minority interest, in 1995 resulted from the Company's sale of its 60% interest in a restaurant subsidiary to the 40% owner in the first quarter of 1996. The extraordinary loss, net of income tax benefit, in 1995 represents the extraordinary non-cash write-off of unamortized deferred financing costs, and early redemption premiums paid, associated with the refinancing of certain indebtedness during 1995.

  For the Fiscal Years Ended December 31, 1995 and December 25, 1994

     For the fiscal year ended December 31, 1995, total revenues increased 29.4% to $78.6 million from $60.8 million for the fiscal year ended December 25, 1994.

     Revenues from hotel operations in fiscal 1995 increased 21.1% to $44.1 million from $36.4 million for fiscal 1994. This increase resulted primarily from more hotels being operated in fiscal 1995 as compared to fiscal 1994. Eleven hotels which opened during fiscal 1994 and fiscal 1995 contributed $7.9 million more to revenues in fiscal 1995 than in fiscal 1994. One hotel was sold during the first quarter of 1995, contributing only $549,000 to hotel revenues in that year compared with $2.3 million in fiscal 1994 when it was owned and operated for the entire fiscal year. Revenues from the 22 same hotels increased 5.0% to $32.8 million in fiscal 1995 from $31.2 million in fiscal 1994. Average daily room rates from same hotels increased 6.3% to $47.85 in fiscal 1995 from $45.01 in fiscal 1994, and average occupancy rates on these hotels decreased to 66.6% in fiscal 1995 from 69.1% in fiscal 1994. For all 33 hotels owned at the end of fiscal 1995, total revenues increased 27.8% to $43.6 million in fiscal 1995 from $34.1 million in fiscal 1994. These hotels reflected an increase of 7.0% in average daily room rates to $48.49 in fiscal 1995 from $45.31 in fiscal 1994, and average occupancy rates on these hotels declined to 64.1% in fiscal 1995 from 67.0% in fiscal 1994.

     Construction and development revenues of $9.2 million in fiscal 1995 and $6.2 million in fiscal 1994 were due to construction activities for third parties. In each year construction work was performed on three outside contracts, but revenues from these activities increased by $3.0 million in fiscal 1995 over fiscal 1994 due to variances in percentages completed each year.

     Revenues from construction and development-other and management-previously deferred, which together totaled $17.7 million in fiscal 1995, resulted from recognizing, in connection with the consummation of the AmeriSuites Transaction, profits deferred from fiscal 1993 and fiscal 1994 relating to the development and management of hotels for Suites of America. The Company's relationship with Suites of America ended on March 31, 1995, allowing the previously deferred management revenues and a portion of the previously deferred construction profit to be recognized in the first fiscal quarter of 1995. Additional previously deferred construction profit was recognized throughout fiscal 1995, with the final portion recognized in 1996, when the balance of the note receivable from Suites of America was collected. The Company's 100% financing of five hotels developed and managed for Suites of America resulted in the deferral of recognition of these profits from 1993 and 1994 to 1995 and 1996. The revenues from sale of hotels, net of profits not recognized on installment sales, which amounted to $4.2 million in fiscal 1995 and $14.6 million in fiscal 1994, were also part of this arrangement for developing hotels for Suites of America. In fiscal 1994, there were three hotels developed and sold under this arrangement, whereas in fiscal 1995 there was only one hotel which was sold on March 31, 1995. The cost of hotels sold in both years is equal to the net revenues, resulting in no profit to the Company. All the profit on these hotels is recognized in revenues from construction and development -- other.

     Franchise revenues in fiscal 1995 increased 11.2% to $2.9 million from $2.6 million in fiscal 1994 as a result of an increase in the number of Shoney's Inn franchises sold, combined with franchisees' increased hotel revenues upon which royalty and reservation fees are based. At the end of fiscal 1995 there were 50 franchised Shoney's Inns in operation compared with 45 at the end of fiscal 1994. Management fee revenue in fiscal 1995 decreased 52.2% to $438,000 from $916,000 in fiscal 1994, due to the cancellation of management contracts on 11 hotels during the first fiscal quarter of 1995 as a part of the AmeriSuites Transaction.

     Hotel operating expenses for fiscal 1995 increased by 24.0% to $26.0 million from $20.9 million in fiscal 1994. The 11 hotels opened during fiscal 1994 and fiscal 1995, which were not in operation during the full year in either fiscal 1994 or fiscal 1995, accounted for 95.3% of the total increase. Additionally, operating expenses for the 22 hotels operated for all of both years increased by $1.1 million, and operating expenses on the hotel sold during the first fiscal quarter of 1995 declined by $904,000. These increases and decreases in operating costs and expenses are related to the corresponding increases and decreases in operating revenues on these hotels. The resulting gross profit margin from hotel operations in fiscal 1995 declined to 41.2% versus 42.5% in fiscal 1994. The gross operating profit margin on the 11 hotels opened during fiscal 1994 and fiscal 1995 improved from 20.5% in fiscal 1994 to 34.3% in fiscal 1995, while the gross profit margin on the 22 hotels operating for all of both years declined from 44.5% in fiscal 1994 to 43.7% in fiscal 1995.

     Construction and development expenses increased by $4.9 million in fiscal 1995 due to the higher level of construction contract work performed in such year and to cost overruns on certain third party contracts. Cost of hotels sold declined by $10.4 million in fiscal 1995 from fiscal 1994.

     Franchising expenses in fiscal 1995 increased 15.6% from fiscal 1994, while franchising revenues only increased by 11.2%, due primarily to the decline of initial franchise fee income in fiscal 1995 for which there was no corresponding decrease in operating expenses.

     General and administrative expense increased 39.9% to $1.9 million in fiscal 1995 from $1.4 million in fiscal 1994, due primarily to additional staffing levels for present and future growth of the Company, and to increased professional fees and expenses incurred.

     Depreciation and amortization expense increased by 38.1% to $5.6 million in fiscal 1995 from $4.1 million in fiscal 1994, due primarily to the 11 hotels opened during fiscal 1994 and fiscal 1995.

     Net interest expense in fiscal 1995 declined to $41,000 from $214,000 in fiscal 1994, due to a significant reduction in interest rates on five industrial revenue bond issues in early fiscal 1995 and to increased first mortgage lending in the first fiscal quarter of 1995 in connection with the AmeriSuites Transaction. Other income decreased by $498,000 in fiscal 1995 compared to fiscal 1994 primarily due to a reclassification of certain miscellaneous hotel revenues from other income to hotel operating revenues in fiscal 1995, and to a decline of $81,000 in gains on the sale of property and equipment.

     The increase in extraordinary charges of $708,000 net of income taxes in fiscal 1995 from $215,000 in fiscal 1994 is due primarily to the write-off of unamortized deferred financing costs associated with the refinancing of five industrial revenue bond issues to substantially lower interest rates in fiscal 1995, compared with similar write-offs of lesser amounts in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided from operations was $4.2 million in the first two fiscal quarters of 1997, $15.8 million in fiscal 1996, $31.6 million in fiscal 1995 and $5.8 million in fiscal 1994. Fiscal 1995 was an unusual year due to the AmeriSuites Transaction.

     The Company currently has a $75.0 million unsecured three-year revolving credit facility with a group of five banks, which became effective April 30, 1997. The interest rate on this credit facility through the third fiscal quarter of 1997 is at the lenders' prime rate plus 0.25%, or two hundred basis points over the 30, 60, 90, or 180 day LIBOR rate, at the Company's option. Thereafter, the interest rate is based upon the ratio of senior debt to EBITDA, as defined in the credit facility, (the "Senior Leverage Ratio") and ranges from prime rate to prime rate plus 0.50%, or one hundred seventy five to two hundred fifty basis points over the 30, 60, 90 or 180 day LIBOR rate, at the Company's option. The weighted average rate on this facility at July 13, 1997 was 7.74%. The Company pays commitment fees on the unused portion of the facility ranging from 0.20% to 0.50% based on the Senior Leverage Ratio and certain other fees under the credit facility. The credit facility contains covenants which, inter alia, limit or prohibit incurrences of certain additional indebtedness, liens on assets, investments, asset sales, mergers, dividends and amendments to indebtedness subordinated to the credit facility, including the Series B Notes. It also contains financial covenants by the Company, including covenants with respect to net worth, indebtedness to total capitalization, interest coverage and the Senior Leverage Ratio. As of July 13, 1997, the Company had $42.3 million outstanding under this credit facility. The Company expects to use the net proceeds of the offering of the Series B Notes to reduce the outstanding balance under this credit facility. The Company also has a $1.5 million unsecured line of credit with another bank, bearing interest at the lender's prime rate, maturing May 31, 1998. As of July 13, 1997, no borrowings were outstanding on this facility.

     The Company requires capital principally for the construction and acquisition of new lodging facilities and the purchase of equipment and leasehold improvements. Capital expenditures for such purposes were $28.6 million in the first two fiscal quarters of 1997, $86.6 million in fiscal 1996 and $56.2 million in fiscal 1995.

     The Company opened two Shoney's Inns and ten Sumner Suites hotels in 1996 and three Sumner Suites hotels thus far in 1997. Additionally, renovations of several existing properties were completed in 1996 and in the first two quarters of 1997, and several others are scheduled for completion in fiscal 1997. Furthermore, the Company's new corporate headquarters building is substantially complete. The Company has six Sumner Suites hotels scheduled to open by the end of the first fiscal quarter of 1998, one of which is under construction. In addition, the Company has another three sites under contract for purchase. The Company expects that approximately $85.0 million in additional capital funds will be necessary through the second quarter of 1998 to fulfill these plans.

     The Company has principal payments totaling approximately $4.0 million due under existing debt instruments through the second fiscal quarter of 1998. The Company believes that a combination of net proceeds from this offering, net cash provided from operations, borrowings under existing credit facilities, proceeds from the sale of excess land and available furniture, fixtures and equipment financing packages will be sufficient to fund its scheduled development and debt repayments for the next twelve months.

                                    BUSINESS

GENERAL

     The Company develops, owns and operates all-suites hotels under the Sumner Suites brand name and is an operator and the exclusive franchisor of Shoney's Inns. The Company's 16 Sumner Suites are mid-scale, all-suites hotels located in Arizona, Florida, Georgia, Indiana, New Mexico, Ohio, Tennessee and Texas. The Shoney's Inn lodging system consists of 88 Shoney's Inns containing approximately 9,000 rooms of which 34 containing approximately 4,000 rooms are owned or managed by the Company. Shoney's Inns are currently located in 21 states with a concentration in the Southeast.

     Sumner Suites hotels are marketed primarily to business travelers and, to a lesser extent, leisure travelers by offering an all-suite setting in a convenient location at an attractive price/value relationship. Sumner Suites offer mid-scale accommodations at rates between $65 and $85 per night and are usually located in or near business or leisure travel destinations in mid-sized and larger metropolitan markets. A typical Sumner Suites contains from 110 to 125 rooms, lounge facilities, meeting rooms and an exercise room, and offers a deluxe continental breakfast.

     The Sumner Suites concept was launched in 1995 with three hotels. From 1990 until 1995, the Company developed and managed 12 mid-scale, all-suites hotels under another brand name before selling its interests in those hotels in March 1995. The Company believes that its experience in developing, constructing and managing mid-scale, all-suites hotels will enable it to expand effectively its development and ownership of the Sumner Suites system. In addition, as Sumner Suites has a limited presence in the marketplace, the Company is utilizing its proprietary reservation system, INNLINK, to further expand awareness of Sumner Suites.

     Shoney's Inns operate in the upper economy limited-service segment and are designed to appeal to both business and leisure travelers, with rooms usually priced between $39 and $58 per night. The typical Shoney's Inn includes 100 to 125 rooms and, in most cases, meeting rooms. Although Shoney's Inns do not offer full food service, many offer continental breakfast and 77 of the 88 Shoney's Inns are located adjacent or in close proximity to Shoney's restaurants. Management believes that its strategy of locating most of its Shoney's Inns in close proximity to free-standing Shoney's restaurants has given it a competitive advantage over many other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures, operating costs or higher room rates.

GROWTH STRATEGY

     The Company's strategy is to increase cash flow and earnings by (i) developing additional Sumner Suites, (ii) increasing REVPAR while maintaining the Company's attractive suite and room price/value relationships and controlling operating costs, and (iii) expanding the Shoney's Inn system through the addition of new franchised units and selectively developing Company-owned hotels.

     Development of Additional Sumner Suites.   The Company intends to continue
to develop Sumner Suites in mid-sized and larger metropolitan markets across the United States. In addition to the two Sumner Suites that were opened in December 1995 and a property that was converted to a Sumner Suites in July 1995, the Company developed and opened ten Sumner Suites in fiscal 1996. Currently, three Sumner Suites have opened in 1997 and six additional Sumner Suites are scheduled to be open by the end of the first fiscal quarter of 1998, one of which is currently under construction. In addition, the Company has another three sites under contract for purchase. See "Risk Factors -- Sumner Suites Expansion Risks."

     Internal Growth. The Company intends to increase cash flow and earnings from its existing hotels through increases in REVPAR while controlling operating costs. The Company seeks to increase REVPAR by increasing average daily room rates and supporting or increasing occupancy rates through targeted marketing and advertising strategies, employing promotional activities in local markets and capitalizing on the Company's proprietary central reservation system. In addition, the Company is committed to sustaining the quality of its properties through an ongoing renovation and maintenance program in order to increase

REVPAR. The Company seeks to minimize costs throughout its operations primarily through the use of an in-house development and construction team and increased economies of scale in purchasing.

     Expansion of Shoney's Inn System. The Company is expanding the Shoney's Inn system through the addition of new franchises and by selectively opening new Company-owned hotels. The Company opened two Shoney's Inns and added a net total of six franchised units to the system in fiscal 1996. The Company targets existing Shoney's Inn franchisees, existing Shoney's restaurant franchisees and contacts within the industry as potential franchisees for additional Shoney's Inns. See "Risk Factors -- Relationship with Shoney's, Inc." and " -- Importance of Franchisee and Other Third Party Relationships."

SUMNER SUITES CONCEPT

     Sumner Suites are all-suites hotels positioned in the mid-scale segment to appeal primarily to business travelers and, to a lesser extent, leisure travelers. The Sumner Suites hotels are generally located in mid-sized to larger metropolitan markets near business and leisure travel destinations such as business parks, office buildings, local attractions and restaurants. Although daily room rates typically range from $65 to $85, room rates at Sumner Suites vary depending upon a number of factors, including location and competition. For the first two fiscal quarters of 1997, the average daily room rate for the Sumner Suites hotels was $71.78.

     The Sumner Suites prototype hotel is a five story, interior corridor, stucco building containing 110 to 125 rooms. The bedroom in each suite is furnished with either a king size bed or two double beds, a night stand, vanity, and closet area, and the sitting area contains a sleeper sofa, a desk, chairs and reading lamps. A kitchenette area includes a sink, refrigerator, microwave oven and cabinets that contain kitchen and cooking utensils.

     The lobby area of each Sumner Suites hotel features marble floors and seating areas with numerous couches, tables and chairs allowing for informal meeting and lounge space. Adjacent to the seating area is a combination buffet and beverage service area. Each Sumner Suites is equipped with large meeting rooms that can be sectioned to meet individual guests' or groups' needs. An exercise facility and swimming pool are additional features. The amenities provided by the hotels include voice mail and facsimile machine services, deluxe continental breakfast and, in most cases, lounge services in the evening. The Company believes that Sumner Suites provides its guests with quality accommodations at an attractive price/value relationship within the all-suites segment.

SHONEY'S INNS CONCEPT

     Shoney's Inns are limited-service hotels positioned in the upper economy segment to appeal to both business and leisure travelers and are located in 21 states in markets ranging from small towns to larger metropolitan areas. Shoney's Inns are generally located in proximity to interstate highways, major streets and highways providing convenient access to business establishments. Seventy-seven of the 88 Shoney's Inns are located adjacent or in close proximity to a Shoney's restaurant. Management believes that its strategy of locating its Shoney's Inns in close proximity to free-standing Shoney's restaurants gives it a competitive advantage over many other limited-service lodging chains. Daily room rates at Shoney's Inns range from $39 to $58 and vary depending upon a number of factors, including location, competition and type of room. For the first two fiscal quarters of 1997, the average daily room rate for Company-owned Shoney's Inns was $52.11.

     Historically, the typical Shoney's Inn has been a two story, exterior corridor, brick veneer building with plate glass fronts, containing 100 to 125 rooms. New prototypes for Shoney's Inns include a four story, interior corridor, brick or stucco building containing 100 to 120 rooms as well as smaller prototype buildings containing 80 rooms. In some cases franchisees construct smaller Shoney's Inns. Each room is professionally decorated and is generally furnished with two double beds, a dresser, table and chairs and a color television.

     Amenities featured at most Shoney's Inns include swimming pools, meeting rooms, facsimile machine service and continental breakfast. The Company believes that Shoney's Inns provides its guests with quality accommodations at an attractive price/value relationship within the upper economy segment.

HOTEL CONSTRUCTION AND DEVELOPMENT

     The Company's construction subsidiary has a full time core staff of approximately 20 people who manage, supervise and control the construction of the Company's hotels. Local subcontractors are employed by the Company for most of the major construction components of a new hotel, including plumbing, electrical, and mechanical subcontracts. The Company intends to continue to build its own hotels because it believes that its in-house capabilities provide advantages in controlling costs, quality, and development schedule as compared to using independent contractors. The Company believes that its construction experience and its relationship with many subcontractors will facilitate the effective development of additional hotels.

     The Company devotes significant resources to the identification and evaluation of potential sites for its hotels. The Company generally targets mid-sized to larger metropolitan markets for locating its Sumner Suites. In identifying cities for possible expansion, the Company typically targets markets with populations of 500,000 or more that have high levels of business development and multiple sources of room demand. The site selection process for Sumner Suites focuses on the competitive environment, including room and occupancy rates and proximity to business parks, office buildings, and high traffic retail and restaurant areas. The Company focuses on sites for its Shoney's Inns in proximity to interstate highway access roads and major streets and highways providing convenient access to local business establishments.

     The Company anticipates developing Sumner Suites hotels averaging from 110 to 125 suites. Management believes that the development cost of a new Sumner Suites hotel will be approximately $58,000 to $62,000 per suite, depending on the location of the hotel, size of the hotel (number of suites), cost of land, local zoning and permitting costs, construction period and local building costs which are affected by the cost of building materials and construction labor. Based on the Company's experience to date, the capital investment (including land, capitalized interest and pre-opening expenses) for a typical 125 suite Sumner Suites is approximately $7.5 million (approximately $60,000 per suite).

     The construction phase of a hotel generally requires six months after the site and all approvals and permits have been obtained. The Company's experience in selection and acquisition of sites has varied and generally averages six months. The approval and permitting phase can occur simultaneously with site acquisition and generally requires three months. The entire development process generally ranges from 10 to 12 months but may take longer. See "Risk
Factors -- Sumner Suites Expansion Risks."

SALES AND MARKETING

     The Company directs marketing efforts on behalf of both Sumner Suites and Shoney's Inns primarily to business travelers, whom management believes have represented the largest segment of its customers in recent years.

     Sumner Suites. Marketing of the Sumner Suites brand is targeted primarily towards the business traveler through a variety of efforts. Initially, pre-opening sales calls are made by the general manager and director of sales of each property in the local market area during the 90 days prior to opening. In addition, advertisements are placed in the Hotel Travel Index, a comprehensive listing of hotels worldwide used by travel agents for booking clients into destination cities. The Sumner Suites toll-free reservation number, 1-800-74-SUITE, is promoted to the travel agents through advertising and direct mailings. The Company believes that approximately one quarter of all Sumner Suites room sales are booked through the reservation center. Finally, Sumner Suites has joined TAC-Lite, an automatic, guaranteed payment system for travel agents, in an effort to continue to expand Sumner Suites brand awareness.

     Shoney's Inns. All Shoney's Inns participate in the "Sho Business" frequent traveler program, entitling members to receive the lowest available rate, car rental discounts, restaurant coupons, complimentary coffee and newspaper, free room upgrades, express check-in and other privileges upon presentation of a membership card. Approximately 9% of the rooms booked through INNLINK for Shoney's Inns during fiscal 1997 through August 1, 1997 have been reserved by guests who are members of the Sho Business program. Historically, the Company has also marketed its hotels directly to businesses whose employees travel in the southeastern United States. The Company's marketing department gathers information on business prospects, secures accounts and makes referrals to individual hotels for follow up.

     Additionally, the Company attempts to take advantage of the Shoney's brand name recognition in the over-50 age group and in the package tour market through advertisement in publications targeting such readers and by encouraging franchisee participation in promotional discounts for frequent customers over-50 and for tour operators. The Company's program for the over-50 age group entitles its members to receive special room rate discounts, complimentary coffee and newspaper and other benefits. The Shoney's Inn system also advertises in Shoney's restaurants, and individual Shoney's Inns are encouraged to participate in joint mailings and other promotions with local Shoney's restaurants.

     The Company periodically publishes a Shoney's Inn system directory showing, for each Inn, its address and telephone number, location as indicated on a locator map, a brief description of the facilities, the services and amenities provided and other relevant information. These directories are distributed in each Shoney's Inn and Shoney's restaurant and are provided directly to travel agents, sponsors of group tours, corporate travel departments and other selected potential customers.

     Most properties have a full-time director of sales whose responsibilities include local marketing and direct and group sales. At the corporate level, a Director of Marketing oversees national marketing plans and provides marketing support for each corporate and franchised property, including smaller corporate properties which may not have a full-time sales person. The Director of Marketing also oversees management of the Shoney's Inn national advertising fund, into which all Shoney's Inns pay 1% of revenue to support national marketing efforts such as the annual system directory.

LODGING OPERATIONS

     Hotel Management. Overall hotel operations are the responsibility of the Director of Operations for Shoney's Inns and the Vice President of Operations for Sumner Suites. Shoney's Inns and Sumner Suites are further managed by regional managers, who directly supervise the general managers of each property. The general manager of each Shoney's Inns or Sumner Suites is fully responsible for day-to-day operations and is compensated by salary and bonus systems which reward revenue and operating margin performance. Each general manager, in conjunction with senior management, develops the property's operating budget and is held accountable for meeting the goals and objectives of the hotel.

     Reservation System. The Company's proprietary central reservation system, INNLINK, provides important support for the room reservation process for both Sumner Suites and Shoney's Inns and is marketed to other chains as well. Other chains that contract with the Company for the service include Country Hearth Inns, Key West Inns and Wilson Inns & Hotels. INNLINK operates 24 hours a day, 7 days a week. The INNLINK system may be accessed by individual travelers as well as by travel agents, tour and group booking agents at 1-800-222-2222 for Shoney's Inns and 1-800-74-SUITE for Sumner Suites. Electronically, INNLINK is accessed through numerous global distribution systems (e.g., SABRE Travel Information Network, Galileo International, System One and WorldSpan). The reservation system includes specially designed hotel reservation software, with adequate capacity, and state of the art hardware and telecommunications devices. The Company believes that approximately one quarter and one fifth of room sales for Sumner Suites and Shoney's Inns, respectively, are made through INNLINK.

     Quality Control. To ensure quality and consistency, the Company regularly inspects each of its hotels and each Shoney's Inn in the Shoney's Inn system for compliance with facility and service standards. The Company also conducts unannounced visits by unidentified "guests" who report on the quality of services at individual hotels. Generally, in addition to its ongoing refurbishment activities, the Company fully renovates each of the Company-owned Shoney's Inns after approximately seven years of operation and expects a similar renovation schedule for Sumner Suites. During fiscal 1996 the Company completed the renovations of eight Company-owned Shoney's Inns and has completed or is in the process of completing the renovations of eight additional Shoney's Inns in fiscal 1997.

     Training. The Company utilizes the services of an "opening team" to assist with hiring and training new staff and opening new Company-owned hotels. The opening team trains local hotel personnel in front desk operations, operational policies, hotel accounting and cash handling procedures, record-keeping, housekeeping and laundry, maintenance and repair, marketing, personnel management, purchasing, quality assurance and sales. Sales training includes a team of direct sales personnel that assists the local staff in the actual pre-selling of rooms. An opening team generally remains on site for one to four weeks depending on the prior experience of the local general manager.

FRANCHISE OPERATIONS

     Franchise Marketing. The Company markets the Shoney's Inn franchise principally to existing Shoney's Inn franchisees, Shoney's restaurant franchisees and other prospects known through management's contacts in the lodging industry. The Company also markets franchises through advertisements in trade publications and participation in trade shows and franchising conventions.

     Management believes that the Company attracts potential new franchisees by offering a high level of franchisee support services at a lower price than its competitors. Management periodically monitors the initial fee, royalty fee, advertising fee, reservation fee and other charges imposed by other franchisors with whom the Company competes and believes that the fees charged by the Company are competitive and, in many cases, lower than such other franchisors.

     Fees. Under the standard Shoney's Inn franchise arrangement offered to prospective franchisees, a franchisee pays a $2,500 application fee. Upon approval of the application, the Company and the franchisee enter into a 20-year license agreement, and the franchisee pays a license fee equal to the greater of $250 per room or $25,000. The application fee is applied against the license fee.

     Under the standard Shoney's Inn franchise arrangement offered to prospective franchisees, the franchisee pays monthly royalties of 3.5% of the licensed hotel's gross sales during the term of the license agreement. Additionally, a marketing cooperative fee of 1% of gross sales and a fee for participation in the Shoney's Inn central reservation system of 1% of gross sales are charged.

     Franchisee Services. Management believes that the support the Company offers to franchisees is a fundamental ingredient in determining its success as a franchisor and that the Company's successful record as a Shoney's Inn builder, owner and operator evidences valuable experience and abilities which can enhance the franchisee support function. As franchisor, the Company draws on its own operational experience to assist franchisees.

     Once a Shoney's Inn is constructed, the Company requires the franchisee to send the site general manager to a three-day management training class conducted by the Company covering topics including human resources, sales and marketing, yield management and cost controls. The Company also makes available some of the most successful Company-owned Shoney's Inns as training centers. Currently the Company does not charge for the training program but reserves the right to do so in the future.

     The Company inspects every Shoney's Inn at least three times a year, at least two of which are unannounced, through its Quality Standards and Compliance program, using trained field representatives. The Company encourages franchisees to renovate each of the Shoney's Inns after approximately seven years of operations, in the same manner that the Company renovates its own hotels.

     The Company offers to provide management services to Shoney's Inn franchisees pursuant to contractual arrangements. The Company's fee for these services is a percentage of the managed hotel's gross revenues. Currently, the Company manages two hotels under contract arrangement.

LICENSE AGREEMENT WITH SHONEY'S

     Under the License Agreement with Shoney's, the Company acts as exclusive franchisor of Shoney's Inns and has certain rights to use and to license the use of the service marks "Shoney's Inn" and "Shoney's Inn & Suites" in connection with lodging operations. Under the License Agreement, Shoney's retains certain rights, including the right to approve the styles, shapes, colors and forms in which the "Shoney's Inn" and "Shoney's Inn & Suites" marks are displayed, the nature and extent of on-site food and beverage service and the terms of franchise agreements (other than the maximum fees and other financial terms). Further, Shoney's retains the right to terminate the License Agreement under limited circumstances, including the bankruptcy of the Company, the failure to comply with the terms of the License Agreement and the failure to desist from conduct likely to impair Shoney's goodwill and reputation.

     Prior to October 25, 1996, the License Agreement entitled Shoney's to receive a portion of the franchise fees collected by the Company equal, in substantially all cases, to 1.5% of 52 Shoney's Inns' gross revenues through October 1999 and 0.5% of the remaining and all future Shoney's Inns' gross revenues for the first ten years of their operation. Shoney's right to receive such fees was terminated on October 25, 1996.

LODGING INDUSTRY

     Smith Travel Research divides lodging chains into five segments based on price. These segments are: upper and lower upscale, mid-scale, and upper and lower economy. Smith Travel Research does not have a specific all-suites segment, but the Company's Sumner Suites hotels would be included in the mid-scale segment based on average daily room rates.

     The following tables illustrate certain comparative information regarding REVPAR and its components for the years indicated:

                                              REVPAR                       AVERAGE OCCUPANCY RATE
                                ----------------------------------   ----------------------------------
                                                           YEAR TO                              YEAR TO
                                                            DATE                                 DATE
                                 1994     1995     1996    1997(2)    1994     1995     1996    1997(2)
                                ------   ------   ------   -------   ------   ------   ------   -------
Industry-wide.................  $40.70   $42.82   $45.60   $47.78      64.7%    65.1%    65.2%    64.1%
Upper economy segment.........   27.56    29.00    30.54    30.50      61.3     61.8     61.6     59.7
Mid-scale segment.............   37.40    39.69    42.18    43.82      65.0     65.8     65.7     64.8
All Shoney's Inns.............   26.43    28.17    28.47    28.61      63.9     64.9     61.5     60.5
Company-owned Shoney's Inns...   30.20    30.97    31.38    31.37      62.1     64.3     61.1     60.2
Sumner Suites(3)..............     N/A      N/A    36.15    41.56       N/A      N/A     48.5     57.9

                                    AVERAGE DAILY ROOM RATE(1)
                                ----------------------------------
                                                           YEAR TO
                                                            DATE
                                 1994     1995     1996    1997(2)
                                ------   ------   ------   -------
Industry-wide.................  $62.86   $65.82   $69.97   $74.50
Upper economy segment.........   44.94    46.95    49.62    51.06
Mid-scale segment.............   57.50    60.32    64.16    67.63
All Shoney's Inns.............   41.33    43.28    45.86    47.30
Company-owned Shoney's Inns...   44.98    48.17    51.39    52.11
Sumner Suites(3)..............     N/A      N/A    74.55    71.78

---------------

(1) Room revenues divided by the number of rented rooms.

(2) Figures for industry-wide, upper economy and mid-scale lodging chains are based on Smith Travel Accommodation Reports. June year-to-date 1997; figures for all Shoney's Inns and Sumner Suites are based on the Company's internal data for the two fiscal quarters ended July 13, 1997.

(3) Information with respect to Sumner Suites is unavailable or not meaningful prior to 1996, as two of the first three Sumner Suites hotels did not open until late 1995.

Source: Smith Travel Accommodation Reports. December year-to-date 1996, dated
        February 20, 1997, and Smith Travel Accommodation Reports. June year-to-date 1997, dated July 31, 1997, for industry-wide, upper economy and mid-scale lodging chains, and the Company's internal data for all Shoney's Inns and Sumner Suites statistics.

     The Company believes that the key elements underlying the improvements in the industry's operating performance and profitability are favorable economic conditions and continuing increases in room demand growth. The rate of room demand growth exceeded the rate of room supply growth in each of 1994, 1995 and 1996. According to Coopers & Lybrand's "Hospitality Directions," February 1997, room supply growth in 1997 is expected to accelerate to 2.3% per year while lodging demand is expected to continue to grow at 2.2% per year, and occupancy is expected to experience some declines but remain high enough to support increases of over 5.0% per year in average daily room rate ("ADR").

COMPETITION

     The lodging industry is highly competitive. In franchising the Shoney's Inn system and managing its own lodging facilities, the Company encounters competition from numerous lodging companies, many of which have greater industry experience, name recognition, and financial and marketing resources than the Company.

While the actual competition for individual lodging facilities varies by location, the primary competition for Shoney's Inns includes lodging chains such as Holiday Inn Express, La Quinta, Comfort Inns, Drury Inns, Fairfield Inns and Travelodges. The Company's Sumner Suites hotels experience competition from chains such as AmeriSuites, Hampton Inns, Residence Inn, Courtyard by Marriott, Quality Suites, Embassy Suites and Comfort Suites. Each of the Company's hotels is located in a developed area that includes competing lodging facilities, and the Company expects that most of its future hotels which it constructs will be located in similar areas. Management believes that the principal competitive factors in its lodging operations are room rates, quality of accommodations, name recognition, supply and availability of alternative lodging facilities, service levels, reputation, reservation systems and convenience of location. In its franchising operations, the principal competitive factors are fee structure and support services. Management further believes that the Company is presently competitive in all these respects.

PROPERTIES

     The Company has recently moved into a new headquarters building owned by the Company that contains approximately 42,000 square feet of space including storage and food services. Management believes that the new building contains sufficient space to accommodate the Company's currently anticipated needs.

     Approximately 41 of the 48 Company-owned hotels are located on sites owned by the Company or a partnership in which the Company holds a majority interest. The remaining hotels are located on sites that are leased pursuant to long-term ground leases.

LITIGATION

     The Company is subject to litigation from time to time in the ordinary course of business. In one case filed during October 1994 the plaintiff, a limited partner in one of the Company's partnerships, claims, among other things, that the Company breached the partnership agreement by not offering the partnership the right to participate in the profits from the management of a neighboring AmeriSuites hotel. In February 1995, the court entered summary judgment in favor of the plaintiff on this claim and referred the issue of damages to a special master of the court. In November 1995, the special master issued her report finding damages on this claim payable to the partnership (of which the Company is a 60% partner) in the amount of approximately $3.0 million. The report of the special master was confirmed by the court in December 1995 and the Company subsequently appealed the judgment in March 1996. In March 1997, the Court of Appeals reversed the trial court's ruling in favor of the plaintiff, vacated the judgment against the Company and remanded the case to the trial court to enter summary judgment on this claim in favor of the Company. The plaintiff filed an application for permission to appeal to the Supreme Court of Tennessee but the court has refused to grant such permission. The remaining claims in the case are currently scheduled for trial in October 1997. The Company currently does not anticipate that the pending litigation will have any material adverse effect on the Company.

                                   MANAGEMENT

     The following table contains certain information concerning the directors and executive officers of the Company which information has been furnished to the Company by the individuals named.

NAME                                        AGE                        POSITION
----                                        ---                        --------
Leon Moore(1)                               56     President, Chief Executive Officer, and Director
Richard L. Johnson                          56     Executive Vice President, Director
Bob Marlowe                                 58     Chief Accounting Officer, Secretary and
                                                   Treasurer, Director
Earl H. Sadler(1)(2)(3)                     74     Director
Helen L. Moskovitz(1)(2)(3)                 60     Director
James M. Grout                              51     Executive Vice President
Michael A. Corbett                          45     Chief Financial Officer
John C. Buttolph                            68     Vice President -- Franchising and Development

---------------

(1) Executive Committee member.
(2) Audit Committee member.
(3) Compensation Committee member.

     The following is a brief summary of the business experience of each of the directors and executive officers of the Company.

     LEON MOORE founded the Company in 1976 and has served as its President and Chief Executive Officer and a director since that time. Mr. Moore has more than 25 years of experience in developing and operating lodging facilities and restaurants. He is also a director of Community Financial Group, Inc. Mr. Moore is chairman of the Executive Committee.

     RICHARD L. JOHNSON has been Executive Vice President and a director of the Company since 1984. Before joining the Company in 1984, Mr. Johnson was a Vice President and Manager of the Industrial and Commercial Group -- Municipal Finance Section with J.C. Bradford & Co.

     BOB MARLOWE has been Chief Accounting Officer, Secretary and Treasurer since November 1995 and a director of the Company since 1984. From 1984 to November 1995 he served as Chief Financial Officer, Secretary and Treasurer. Mr. Marlowe is a certified public accountant. Before joining the Company in 1984, he was the Senior Vice President and director of financial management with United Southern Bank.

     EARL H. SADLER has been a co-owner of Sadler Brothers Trucking and Leasing Company, Inc. since 1948. Mr. Sadler joined the Company's Board of Directors in 1992, and is Chairman of the Compensation Committee.

     HELEN L. MOSKOVITZ has been the President of Helen L. Moskovitz & Associates, Inc., a destination management company, since 1979. Mrs. Moskovitz joined the Company's Board of Directors in 1995 and serves as chairperson of the Audit Committee.

     JAMES M. GROUT was elected Executive Vice President of the Company in April 1995 and is primarily responsible for administration. From March 1995 until April 1995, Mr. Grout was employed by the Company as director of development. He was employed by Shoney's from 1980 until January 1995 in its hotel operating division, most recently as President of Shoney's Division from February 1994 until January 1995.

     MICHAEL A. CORBETT was elected Chief Financial Officer of the Company in October 1995. He served as Treasurer of Genesco, Inc., a footwear apparel manufacturer, from October 1993 until September 1995. From July 1989 to October 1993, Mr. Corbett was managing director of Highland Capital Corporation, a consulting and advisory company to Fortune 500 clients in the textile, healthcare, technology, insurance and financial service industries.

     JOHN C. BUTTOLPH was elected Vice President -- Franchising and Development for the Company in May 1993. Prior to that time he was Vice President of Suites of America, Inc. from September 1991. Before joining Suites of America, Inc., he was Vice President of Prime Motor Inns, Inc. from April 1989 to September 1991.

                       DESCRIPTION OF THE SERIES B NOTES

     The following description of the Series B Notes offered hereby supplements the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus, to which description reference is hereby made. The statements under this caption are summaries of certain other terms applicable to the Series B Notes. Such summaries do not purport to be complete and are qualified in their entirety by the terms of the Indenture. Capitalized terms defined in the Indenture shall have the same meanings herein.

     The Series B Notes are the second issue of Notes to be issued under an Indenture dated as of November 15, 1996 by and between the Company and Bankers Trust Company, as Trustee, as supplemented by a Second Supplemental Indenture establishing the terms of the Series B Notes. The Indenture, as so supplemented, is referred to herein as the "Indenture."

     The Series B Notes will be limited in principal amount to $35,000,000, all of which are being offered hereby. The Series B Notes will be issuable as fully registered Notes in denominations of $1,000 and any integral multiple thereof. The Series B Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from and after their date of original issuance. Payments of interest will be made quarterly on February 1, May 1, August 1 and November 1 of each year commencing November 1, 1997, to each holder of record as of the close of business on the fifteenth day of the month immediately preceding such interest payment date, by check of the Trustee mailed to each such holder of record, except as provided in the Indenture.

     The Series B Notes will mature on September 1, 2007, and payments of the principal of the Series B Notes will be made at the main trust office of the Trustee in New York, New York. The Series B Notes are exchangeable and transferable at such office without charge therefor except for any tax or other governmental charge connected therewith, and provided that the Company shall not be required to register a transfer of or to exchange the Series B Notes during the period of 15 days immediately preceding any selection of Series B Notes for redemption.

     The Series B Notes constitute a separate series of securities for purposes of the Indenture. For a description of the rights of holders of Notes, including the Series B Notes, under the Indenture, see "Description of the Notes" in the accompanying Prospectus.

OPTIONAL REDEMPTION BY THE COMPANY

     The Series B Notes shall be redeemable at any time prior to the Stated Maturity at the option of the Company as a whole at any time, or in part from time to time, commencing September 1, 2000 on not less than 30 nor more than 60 days notice given as provided in the Indenture upon payment of the then applicable redemption price (expressed in percentages of the principal amount) set forth below under the heading "General Redemption Prices," together in each case with accrued and unpaid interest to the date fixed for redemption. The General Redemption Prices (expressed in percentages of the principal amount) applicable during the 12-month period beginning September 1 in the years indicated below are as follows:

                           GENERAL REDEMPTION PRICES

If redeemed during the 12 month period beginning September 1,

2000...................................  104%
2001...................................  103
2002...................................  102
2003...................................  101
2004 and thereafter....................  100

     In case of the redemption of less than all of the outstanding Series B Notes, the Series B Notes to be redeemed shall be selected by the Trustee by lot or such other method as the Trustee shall deem reasonable, not more than sixty
(60) days prior to the Redemption Date, from the outstanding Series B Notes not previously called for redemption, which method may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of such Series B Notes of a principal amount larger than $1,000. In the case of any partial redemption, the Trustee is obligated to notify the Company in writing of the serial numbers (and, in the case of any Series B Note which is to be redeemed in part only, the portion of the principal amount thereof to be redeemed) of the Series B Notes selected for redemption.

CERTAIN PROVISIONS REGARDING REDEMPTION AT HOLDER'S OPTION

     The Series B Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations described below and in "Description of the Notes -- Redemption at Holder's Option." Series B Notes tendered by November 1 of each year commencing in 1999 shall be redeemed on the following December 1 at par plus accrued interest, subject to the amount limitations and other limitations described below and in "Description of the Notes -- Redemption at Holder's Option." Of the Series B Notes tendered, the Company is only required to redeem, for any 12 month period ending on December 1 of any year, an aggregate maximum for all series of Notes issued under the Indenture of 5% of the aggregate amount of all Notes of all series issued under the Indenture, subject to a maximum of $50,000 per beneficial owner, per period. Notes tendered by representatives of deceased beneficial owners will be redeemed prior to Notes tendered by other Noteholders.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below have each agreed, severally, to purchase from the Company the principal amount of the Series B Notes set forth opposite their respective names below.

                                                                PRINCIPAL
                                                                AMOUNT OF
NAME OF UNDERWRITER                                           SERIES B NOTES
-------------------                                           --------------
J.C. Bradford & Co..........................................   $17,500,000
Dain Bosworth Incorporated..................................    17,500,000
                                                               -----------
          Total.............................................   $35,000,000
                                                               ===========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all of the Series B Notes offered hereby, if any are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Series B Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer Series B Notes to certain dealers at such price less a concession of not more than 2.1% of the principal amount of the Series B Notes. The Underwriters may allow, and such dealers may reallow, concessions not in excess of 0.5% of the principal amount of the Series B Notes to certain other brokers and dealers. After the commencement of this offering, the public offering price, and concessions and reallowances to dealers may be changed by the Underwriters.

     The offering of the Series B Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for purchase of the Series B Notes.

     Subject to applicable limitations, the Underwriters, in connection with the offering of the Series B Notes, may place bids for or make purchases of the Series B Notes in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain, or otherwise affect the price of the Series B Notes, which might be higher than the price which might otherwise prevail in the open market. There can be no assurance that the price of the Series B Notes will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the offering of the Series B Notes.

     There is no public market for the Series B Notes, and the Company does not intend to apply for quotation of the Series B Notes on the Nasdaq National Market or any other quotation system or listing of the Series B Notes on any securities exchange. The Company has been advised by the Underwriters that, following the public offering of the Series B Notes, the Underwriters presently intend to make a market in the Series B Notes; however, the Underwriters are not obligated to do so, and any market-making activity with respect to the Series B Notes may be discontinued at any time without notice. There can be no assurances as to the liquidity of the public market for the Series B Notes or that an active public market for the Series B Notes will develop. If an active market does not develop, the market price and liquidity of the Series B Notes may be adversely affected.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including certain liabilities under the Securities Act of 1993, as amended, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain matters regarding the Series B Notes will be passed on for the Company by Boult, Cummings, Conners & Berry, PLC, Nashville, Tennessee. Certain legal matters regarding the Series B Notes will be passed on for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                                                      PROSPECTUS

                                  $125,000,000

                                 SHOLODGE, INC.

                           SENIOR SUBORDINATED NOTES

                               ------------------

     ShoLodge, Inc. (the "Company") may offer from time to time up to $125,000,000 in aggregate principal amount of its Senior Subordinated Notes (the "Notes") at prices and on terms to be determined at the time of sale. The aggregate principal amount, maturity, any premium, any interest rate (which may be fixed or variable), any interest payment dates, any optional or mandatory redemption terms, the initial public offering price and any other terms of the offering of the series of Notes in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). The Notes will be unsecured and subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness, as defined, of the Company and will be senior in right of payment to or pari passu with all other subordinated indebtedness of the Company. The Company may incur additional Senior Indebtedness subject to the "Restriction on Additional Indebtedness" covenant in the Indenture, as defined.

     Upon the occurrence of a Change in Control, as defined, of the Company, the Company will be obligated to purchase Notes at the holder's option at par plus accrued interest to the date of purchase. The change in control feature may have an anti-takeover effect. See "Description of the Notes -- Repurchase at Holder's Option Upon Change in Control." The Company will redeem Notes tendered by the personal representative or surviving joint tenant, tenant in common or tenant by the entirety of a deceased holder within 60 days of presentation of the necessary documents, up to an annual maximum of $50,000 per holder and up to an annual aggregate maximum amount equal to 5% of the aggregate original principal amount of the Notes of all series issued under the Indenture. The Company will redeem Notes tendered by other holders commencing on a certain date set forth in the Prospectus Supplement and on each anniversary thereof subject to the per holder and aggregate limitations. No sinking fund will be established to redeem the Notes. See "Description of the Notes."

     The Notes will be issued in integral multiples of $1,000 and will be in fully registered form. The Company does not intend to list the Notes on the Nasdaq National Market or any securities exchange.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                               September 11, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company is required under the Indenture (as hereinafter defined) to file with the Commission quarterly and annual reports required by the Exchange Act and to furnish the holders copies of such reports. If the Company is not subject to the periodic reporting and informational requirements of the Exchange Act, it will provide the holders of the Notes with annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act, quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained herein concerning any contract, agreement or other document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus its (i) Annual Report on Form 10-K for the fiscal year ended December 29, 1996 and (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended April 20, 1997 and July 13, 1997 filed by it with the Commission pursuant to the Exchange Act.

     In addition, all reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents which are incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to ShoLodge, Inc., 130 Maple Drive North, Hendersonville, Tennessee 37075,
Attention: Michael A. Corbett, Chief Financial Officer.

                                  THE COMPANY

     The Company develops, owns and operates all-suites hotels under the Sumner Suites brand name and is an operator and exclusive franchisor of Shoney's Inns and Shoney's Inn & Suites (collectively, "Shoney's Inns"). The Company's 16 Sumner Suites are mid-scale, all-suites hotels located in Arizona, Florida, Georgia, Indiana, New Mexico, Ohio, Tennessee and Texas. The Shoney's Inns lodging system consists of 88 Shoney's Inns containing approximately 9,000 rooms, of which 34 Shoney's Inns containing approximately 4,000 rooms are owned or managed by the Company. Shoney's Inns are currently located in 21 states with a concentration in the Southeast.

     Sumner Suites hotels are marketed primarily to business travelers and, to a lesser extent, leisure travelers by offering an all-suite setting in a convenient location at an attractive price/value relationship. Sumner Suites offer mid-scale accommodations at rates between $65 and $85 per night and are usually located in or near business or leisure travel destinations in mid-sized and larger metropolitan markets. A typical Sumner Suites hotel contains approximately 110 to 125 rooms, lounge facilities, meeting rooms and an exercise room, and offers a deluxe continental breakfast.

     Shoney's Inns operate in the upper economy limited-service segment and are designed to appeal to both business and leisure travelers, with rooms usually priced between $39 and $58 per night. The typical Shoney's Inn includes 100 to 125 rooms and, in most cases, meeting rooms. Although Shoney's Inns do not offer full food service, many offer continental breakfast and 77 of the 88 Shoney's Inns are located adjacent or in close proximity to Shoney's restaurants. Management believes that its strategy of locating most of its Shoney's Inns in close proximity to free-standing Shoney's restaurants has given it a competitive advantage over many other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures and operating costs or higher room rates.

     The Company's strategy is to increase cash flow and earnings by (i) developing additional Sumner Suites, (ii) increasing revenue per available room while maintaining the Company's attractive suite and room price/value relationships and controlling operating costs, and (iii) expanding the Shoney's Inn system through the addition of new franchised units and selectively developing Company-owned hotels.

     The principal executive offices of the Company are located at 130 Maple Drive North, Hendersonville, Tennessee 37075. The Company's telephone number is
(615) 264-8000.

                                USE OF PROCEEDS

     Except as otherwise described in the Prospectus Supplement, the net proceeds to the Company from the sale of the Notes will be used to fund the development and renovation of lodging facilities and construction of the Company's headquarters, finance the Company's capital expenditures and working capital requirements and reduce outstanding debt incurred for such purposes, as well as other corporate purposes. A description of any indebtedness to be repaid with the proceeds of the Notes will be set forth in the Prospectus Supplement. Pending the above uses, the net proceeds to the Company will be invested in investment grade, short-term, interest-bearing securities, such as Treasury bills, repurchase agreements, commercial paper and short-term certificates of deposit.

                            DESCRIPTION OF THE NOTES
GENERAL

     The Notes are to be issued under an Indenture dated as of November 15, 1996, and one or more supplemental indentures (the "Indenture") between the Company and Bankers Trust Company, as trustee (the "Trustee"). The particular terms of any series of Notes offered by any Prospectus Supplement (each such series individually the "Offered Notes") will be described in the Prospectus Supplement relating to such Offered Notes (the "Applicable Prospectus Supplement"). A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus is a part and a copy of a form of Supplemental Indenture will be filed by the Company with the Commission as an exhibit to a document which will be incorporated by reference herein. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture and the applicable supplemental indenture, including the definitions therein of certain terms. Capitalized terms not otherwise defined in this Prospectus shall have the meanings given to them in the Indenture.

     The Indenture provides that Notes may be issued thereunder from time to time in one or more series in an aggregate principal amount up to $125,000,000. The Notes will be issued as fully-registered Notes only in integral multiples of $1,000, and will be unsecured, subordinated obligations of the Company.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Notes: (a) the title of the Offered Notes; (b) any limit of the aggregate principal amount of the Offered Notes; (c) the date or dates on which the Offered Notes will mature; (d) the rate or rates per annum at which the Offered Notes will bear interest and the date or dates from which such interest will accrue and the dates on which such interest on the Offered Notes will be payable and the Regular Record Dates for such Interest Payment Dates; (e) the terms of any rights of the Company to redeem the Offered Notes at its option; and (f) any other terms of the Offered Notes.

SUBORDINATION

     The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Notes will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The Notes will rank senior to the Company's 7.5% convertible subordinated debentures due 2004 (the "1994 Debentures") and senior to or pari passu with any other subordinated indebtedness of the Company.

     No direct or indirect payment or distribution (other than payments or distributions of amounts previously deposited in accordance with the defeasance provisions of the Indenture) shall be made by or on behalf of the Company on account or in respect of principal of or premium, if any, or interest on the Notes or on account or in respect of the purchase, redemption or other acquisition or deposits in trust in respect of defeasance of Notes (including without limitation any purchase of a Note required as a result of a Change in Control), if there shall have occurred and be continuing any default in the payment when due (at maturity, upon acceleration of maturity, upon mandatory prepayment, or otherwise) in respect of any Senior Indebtedness continuing beyond the period of grace, if any, specified in the instrument or agreement creating or evidencing such Senior Indebtedness (a "Payment Default"), unless such default shall have been effectively waived in writing by the holders of such Senior Indebtedness in default or unless the holders of such Senior Indebtedness in default shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence. In addition, if any event of default with respect to any Senior Indebtedness, other than a Payment Default, occurs and is continuing and as a result thereof the maturity of such Senior Indebtedness may be accelerated (such an event of default being referred to herein as a "Covenant Default"), and the Company and the Trustee receive written notice (such notice being herein referred to as a "Deferral Notice") thereof from the holders of at least 10% in principal amount of Senior Indebtedness, then no direct or indirect payment or distribution (other than payments or distributions of amounts previously deposited in accordance with the defeasance provisions of the Indenture) shall be made by or on behalf of the Company on account or in respect of principal of or premium, if any, or interest on the Notes or on account of the purchase, redemption or other acquisition or deposits in trust in respect of defeasance of Notes (including without limitation any purchase of a Note required as a result of a Change in Control) until the earlier to occur of (x) the date such Covenant Default is cured, effectively waived in writing by the holders of such Senior Indebtedness or otherwise ceases to exist in accordance with the terms of the instruments or agreements creating or evidencing such Senior Indebtedness, (y) the date the holders of such Senior Indebtedness or their respective Representatives shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence, or (z) the 179th day after receipt by the Company or the Trustee of such Deferral Notice, if in any such case the subordination provisions of the Indenture otherwise permits such payment at such time; provided, however, that any number of Deferral Notices may be given, but during any 365 consecutive day period only one such period during which such payments on the Notes may not be made may commence and the duration of such period may not exceed 179 days, and provided, further, that no subsequent Deferral

Notice relating to the same or any other Covenant Default existing or continuing on the date of receipt of any prior Deferral Notice, whether or not such subsequent Deferral Notice is received by the Company or Trustee within 365 days shall further prohibit such payments on the Notes unless all events of default in respect of such Senior Indebtedness shall have been cured or waived after the date of receipt of such prior Deferral Notice for a period of not less than 180 consecutive days.

     Upon any payment or distribution of assets or securities of the Company in any dissolution, winding up, total or partial liquidation or reorganization of the Company, payment of the principal or, premium, if any, and interest on, and any other amounts in respect of, the Notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full, in cash, of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding.

     By reason of such subordination, in the event of insolvency, holders of the Notes may recover less, ratably, than other creditors of the Company.

     "Senior Indebtedness" shall mean the following, whether outstanding as of the date hereof or hereafter created, incurred, assumed or guaranteed by the Company or any Subsidiary, (a) indebtedness (other than the Notes and the 1994 Debentures) for the payment of which the Company or any Subsidiary is responsible or liable or the payment of which the Company or any Subsidiary has guaranteed, (b) capital lease obligations of the Company or any Subsidiary determined in accordance with generally accepted accounting principles, (c) any obligation of the Company or any Subsidiary to reimburse banks or others pursuant to letters of credit or guaranties extended by such banks or others, advances made by such banks or others and other credit arrangements entered into with such banks or others in connection with tax-exempt obligations issued for the benefit of the Company or any Subsidiary, (d) any obligation of the Company or any Subsidiary for the deferred purchase price of real or personal property, including any purchase money indebtedness or conditional sales obligations and obligations under title retention agreements, and (e) renewals, extensions, modifications and refundings of any such indebtedness or obligations, provided, however, that Senior Indebtedness shall not include indebtedness which by its terms refers explicitly to the Notes issued hereunder and states that such indebtedness shall not be senior thereto and shall be subordinate to the Notes issued hereunder.

REDEMPTION AT HOLDER'S OPTION

     Unless the Notes have been declared due and payable prior to their maturity by reason of an Event of Default and such Event of Default has not been waived and such declaration has not been rescinded or annulled, a holder has the right to present Notes for payment prior to their maturity, and the Company will redeem the same (or any portion of the principal amount thereof which is $1,000 or an integral multiple thereof, as the holder may specify), subject to the following limitations: (a) the Company will have no obligation to redeem any Notes prior to the initial holder's redemption date specified in the Note and the applicable supplemental indenture (the "Initial Holder's Redemption Date"), except on the death of a holder as described below, and (b) the Company will have no obligation to redeem Notes (on the death of a holder or otherwise) in excess of the following annual maximum amounts (collectively, the "Annual Amount Limitations") of (i) $50,000 per holder and (ii) an aggregate amount for all Notes submitted for redemption equal to five percent (5%) of the aggregate original principal amount of the Notes of all series issued under the Indenture (the "Five Percent Limitation"). The Initial Holder's Redemption Date and any subsequent anniversary of such date are each referred to as a "Holder's Redemption Date." Notes submitted for redemption on any Holder's Redemption Date, except for Notes submitted for redemption following the death of a holder, must be submitted by the date specified in the Note and the applicable supplemental indenture with respect to such Holder's Redemption Date. If the $50,000 per holder limitation has been reached and the Five Percent Limitation has not been reached, if Notes have been properly presented for payment, each in an aggregate principal amount exceeding $50,000, the Company will redeem such Notes in order of their receipt (except Notes presented for payment in the event of death of a holder, which will be given priority in order of their receipt), up to the aggregate limitation of five percent (5%) of the aggregate principal amount of the Notes of all series issued under this Indenture, notwithstanding the $50,000 limitation.

     Subject to the Annual Amount Limitations (and unless the Notes have been declared due and payable prior to their maturity by reason of an Event of Default and such Event of Default has not been waived and such declaration has not been rescinded or annulled), Notes submitted for redemption upon the death of any holder (or any portion of the principal amount of such Notes which is $1,000 or an integral multiple thereof, as the holder may specify), will be redeemed within sixty (60) days following receipt by the Trustee of a written request therefor from such holder's personal representative, or surviving joint tenant(s), tenant by the entirety or tenant(s) in common.

     The price to be paid by the Company for all Notes presented to it for redemption pursuant to these provisions is 100% of the principal amount thereof to be redeemed, plus accrued but unpaid interest on such principal amount to the date of payment.

     In the case of Notes registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the $50,000 per holder limitation applies to each beneficial owner of Notes held by any Qualified Institution as if such beneficial owner were a separate holder. A Note held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single holder, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a holder. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest of a Note, will be deemed the death of a holder, regardless of the registered holder. Such beneficial interest will normally be deemed to exist in typical cases of street name or nominee ownership, ownership by a custodian for the benefit of a minor under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent, or by or for the decedent and his or her spouse) and trusts and certain other arrangements whereby a person has substantially all of the beneficial ownership interests in the Notes during his or her lifetime. Beneficial interests shall include the power to sell, transfer or otherwise dispose of a Note and the right to receive the proceeds therefrom, as well as interest and principal payable with respect thereto.

     Notes may be presented for redemption by delivering to the Trustee: (a) a written request for redemption, on a form provided by the Trustee upon written request, signed by the registered holder or his or her duly authorized representative, (b) the Note to be redeemed and (c) in the case of a surviving tenant or personal representative of a deceased holder or beneficial owner, appropriate evidence of death and such other additional documents as the Trustee shall require, including, but not limited to, inheritance or estate tax waivers and evidence of authority of the personal representative. In their request for prepayment on behalf of a beneficial owner, Qualified Institutions must submit evidence, satisfactory to the Trustee, that they hold Notes on behalf of such beneficial owner and that the aggregate requests for prepayment tendered by such Qualified Institution on behalf of such beneficial owner per year do not exceed $50,000. In addition, any request for prepayment must be delivered to the Trustee by hand delivery or by registered mail, return receipt requested.

     Any Notes tendered or any request for prepayment may be withdrawn by written request received by the Trustee prior to the issuance of a check in payment thereof.

     Notes presented for redemption as set forth above will be redeemed in order of their receipt by the Trustee, except that Notes presented for payment in the event of death of a holder will be given priority in order of their receipt over other Notes. Notes not redeemed in any such period because they have not been presented prior to the date set forth in the Note and the applicable supplemental indenture with respect to any Holder's Redemption Date or because of the Annual Amount Limitations will be held in order of their receipt for redemption during the following twelve (12) month period(s) until redeemed, unless sooner withdrawn by the holder. Holders of Notes presented for redemption shall be entitled to and shall receive scheduled monthly payments of interest thereon on scheduled Interest Payment Dates until their Notes are redeemed.

     In the case of any Notes which are presented for redemption in part only, upon such redemption the Company shall execute and the Trustee shall authenticate and deliver to or on the order of the holder of such Notes, without service charge, a new Note(s), of any authorized denomination or denominations as requested by such holder, in aggregate principal amount equal to the unredeemed portion of the principal of the Notes so presented. The Company may redeem, in acceptance of tenders made pursuant hereto, Notes in excess of the principal amount that the Company is obligated to redeem, and may purchase Notes in the open market. However, the Company may not use any Notes purchased in the open market as a credit against its redemption obligations hereunder.

     The Company's obligation to prepay Notes properly tendered for prepayment is not cumulative. Although the Company is obligated to prepay in any year up to 5% of the aggregate original principal amount of all series of the Notes issued under the Indenture, it is not required to establish a sinking fund or otherwise set aside funds for that purpose, and the Company has no present intention of setting aside funds for the prepayment of Notes prior to maturity. The Company intends to prepay Notes tendered out of its internally-generated funds or, if necessary, short-term or other long-term borrowings. The obligation to prepay the Notes, however, is an unsecured obligation of the Company.

REPURCHASE AT HOLDER'S OPTION UPON CHANGE IN CONTROL

     In the event of any Change in Control (as defined below), each holder of Notes will have the right, at the holder's option and subject to the terms and conditions of the Indenture, to require the Company to purchase for cash all or any part (provided the principal amount of such part is $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 35 business days after the occurrence of the Change in Control (the "Change in Control Purchase Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

     Within 15 business days after the occurrence of a Change in Control, the Company is obligated to mail a written notice of Change in Control to the Trustee and to each holder (and to beneficial owners as required by applicable law) and shall cause a copy of such notice to be published once in The Wall Street Journal or another daily newspaper of national circulation. The notice shall state, among other things, the events causing a Change in Control and the date of such Change in Control, the date by which the Change in Control Purchase Notice (as defined below) must be given, the Change in Control Purchase Date, the Change in Control Purchase Price, the procedures the holder must follow to exercise the holder's rights and the procedures for withdrawing a Change in Control Purchase Notice.

     A holder may exercise such holder's rights upon delivery of a written notice of purchase (a "Change in Control Purchase Notice") to the Trustee at any time prior to the close of business on the business day immediately prior to the Change in Control Purchase Date, stating, among other things, the certificate number of the Note which the holder will deliver to be purchased, the portion of the principal amount of the Note which the holder will deliver to be purchased, and that such Note will be submitted for purchase on the Change in Control Purchase Date pursuant to the terms and conditions specified in the Notes.

     Any Change in Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee or to any other office or agency maintained for such purpose at any time before the close of business on the business day immediately preceding the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to the original Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a Note for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Note (together with any endorsements) to the Trustee or to any other office or agency maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Note. If the Company has deposited with the Trustee, in accordance with the Indenture, money sufficient to pay the Change in Control Purchase Price of such Note on the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such Note shall cease to be outstanding and interest on such Note will cease to accrue, whether or not such Note is delivered to the Trustee or to any other office maintained for such purpose, and all other rights of the holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such
Note).

     Under the Indenture, a "Change in Control" shall be deemed to have occurred at such time as either of the following events shall occur: (a) the Company consolidates with or merges into another corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, other than, in any case, a transaction in which the shareholders of the Company immediately prior to such transaction owned, directly or indirectly, immediately following such transaction, at least 50% of the combined voting power of the outstanding Voting Stock of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock of the Company immediately prior to such transaction; or (b) there is a report filed by any person, including its Affiliates and Associates (as defined in the Indenture), other than the Company or its Subsidiaries or employee stock ownership plans or employee benefit plans of the Company or its Subsidiaries, on Schedule 13D or 14D-1 (or any successor schedule, form or report) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that such person (as defined in the Indenture) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of more than 50% of the voting power of the Company's Voting Stock then outstanding.

     Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of conveyance, transfer or lease of less than all of the assets of the Company to another person may be uncertain.

     Except as described above with respect to a Change in Control, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase the Notes in the event of a takeover or similar transaction. Moreover, a recapitalization of the Company or a transaction entered into by the Company with management or their affiliates would not necessarily be included within the definition of a "Change in Control." Accordingly, while such definition covers a wide variety of arrangements which have traditionally been used to effect highly-leveraged transactions, the Indenture does not afford the holders of Notes protection in all circumstances from highly leveraged transactions, reorganizations, restructurings, mergers or similar transactions involving the Company that may adversely affect holders of Notes.

     In accordance with the Indenture, no Notes may be purchased pursuant to these provisions if there has occurred and is continuing an Event of Default described under "Defaults and Certain Rights on Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to such Notes).

     The Change in Control feature of the Notes may, in certain circumstances, make more difficult or discourage a takeover of the Company and thus removal of incumbent management. The Change in Control feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company or part of a plan by management to adopt a series of antitakeover provisions.

     To the extent that the right of redemption by a holder in the event of a Change in Control constitutes a tender offer under Section 14(e) of the Exchange Act and the rules thereunder, the Company will comply with all applicable rules under Section 14(e) of the Exchange Act.

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

     An event of default will be defined in the Indenture as being: (a) default in the payment of any installment of interest upon any of the Notes for a period of 30 days; (b) default in the payment of the principal of and premium, if any, on any of the Notes either at maturity, upon redemption or purchase by the Company by declaration or otherwise; (c) failure on the part of the Company duly to observe or perform in any material respect any other of the covenants contained in the Notes or in the Indenture for a period of 60 days after the date on which written notice of such failure shall have been given to the Company; (d) an event or events of default as defined in any mortgage, bond, indenture, loan agreement or other evidence of

Indebtedness in excess of $1,000,000 in the aggregate, which default or defaults extend beyond any period of grace provided with respect thereto and which default or defaults relate to (i) the obligation to pay the principal of or interest on any such Indebtedness, or (ii) any other obligation which shall have resulted in the holders of such Indebtedness causing such Indebtedness to become or to be declared due and payable prior to the date on which it would otherwise become due and payable; (e) the entry of a final nonappealable judgment for the payment of money against the Company or any of its subsidiaries by a court having jurisdiction which results in a liability (after provision for the proceeds of any policy of insurance with respect to such liability) in excess of $5,000,000 which remains unpaid for more than 60 days; or (f) certain events of bankruptcy, insolvency, receivership or reorganization.

     The Indenture will require the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and to deliver to the Trustee within five days of the occurrence thereof notice of certain defaults described above. The Indenture will provide that the Trustee shall, within 30 days after the occurrence of a default, give to the Noteholders notice of all uncured defaults known to it; provided that, except in the case of default in the payment of principal of or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Noteholders. The term "default" for the purpose of this provision only shall mean the happening of any Event of Default specified in the Indenture or any applicable supplemental indenture excluding any notice or grace periods.

     The Indenture will contain a provision pursuant to which the Company will indemnify the Trustee against any and all losses or liabilities incurred by the Trustee in connection with its execution and performance of the Indenture; provided, however, that such indemnification will not extend to losses resulting from a breach of the Trustee's duties under the Indenture. The Indenture will provide that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee, subject to certain limitations set forth in the Indenture. The Trustee is not required to take any action at the direction of the holders of the Notes unless such holders have provided the Trustee with a reasonable indemnity.

LIMITATION ON DIVIDENDS AND OTHER PAYMENTS

     The Company has agreed pursuant to the Indenture that it will not make, pay or declare any of the following (each, a "Restricted Payment"): (a) any dividend or other distribution of property or assets in respect of its capital stock other than dividends paid solely in the Company's capital stock, (b) any stock repurchase, (c) any repayment or defeasance of any indebtedness which is subordinate to the Notes (except, so long as the Notes are not in default, required payments of principal or interest thereon) or (d) any exchange of equity for newly issued debt, unless such Restricted Payment, when aggregated with all other Restricted Payments by the Company after November 15, 1996, is less than the sum of: (i) $8,500,000 plus (ii) 50% of the Company's aggregate Consolidated Net Income (as defined in the Indenture) earned during the period commencing October 7, 1996 and ending on the last day of the fiscal quarter of the Company preceding such Restricted Payment, (or minus 100% of the Company's aggregate Consolidated Net Loss (if any) (as defined in the Indenture) during such period) plus (iii) the aggregate net proceeds (including the fair market value of non-cash proceeds) received by the Company from public or private offerings of equity securities after November 15, 1996 (including the issuance of equity securities upon conversion of convertible debt securities or upon exercise of any options, warrants or rights to acquire equity securities). In addition, the Company is prohibited by the Indenture from making any Restricted Payments if, by doing so, the Company would be in violation of any other provision of the Indenture or any other loan agreement or indenture to which the Company is a party.

RESTRICTIONS ON ADDITIONAL INDEBTEDNESS

     Pursuant to the Indenture, the Company has agreed not to, and has agreed to cause its Subsidiaries not to, incur or otherwise become liable for the payment of any Indebtedness if, at the time of such incurrence, and after giving pro forma effect thereto, the total Indebtedness of the Company and its Subsidiaries, including the Notes, would exceed 70% of the Company's Total Consolidated Capitalization (as defined in the Indenture).

MINIMUM CONSOLIDATED NET WORTH

     Under the Indenture, the Company has covenanted to maintain a minimum Consolidated Net Worth of $75,000,000 plus 50% of the Company's cumulative Consolidated Net Income earned since October 6, 1996.

MERGER, CONSOLIDATION OR SALE OF ASSETS; SUCCESSOR CORPORATION

     The Company has covenanted that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, firm or corporation, unless (a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) shall be a corporation organized under the laws of the United States of America or any State thereof and shall expressly assume the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture and any applicable supplemental indenture to be performed by the Company, and (b) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

     The Company's covenants also provide that if at any time there shall be any consolidation or merger or sale or conveyance of property to which the foregoing covenant is applicable, then in any such event the successor corporation will promptly deliver to the Trustee in connection with the closing thereon: (a) an Officers' Certificate stating that as of the time immediately after the effective date of any such transaction the foregoing covenants of the Company have been complied with and the successor corporation is not in default under the provisions of the Indenture; and (b) an Opinion of Counsel stating that in such Counsel's opinion such covenants have been complied with and that any instrument or instruments executed in the performance of such covenants comply with the requirements thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, terminate all of its obligations with respect to any series of outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, issuing Notes to replace, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,
(iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to the covenants that are described in the Indenture with respect to such series of Notes ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to such series of Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to such series of Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance with respect to any series of Notes, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the series of Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding series of Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding series of Notes; (ii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by the Company); (iii) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (iv) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (v) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of outside counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since November 15, 1996, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (vi) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of outside counsel reasonably acceptable to the Trustee confirming that the holders of such series of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (vii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion, (A) the trust funds will not be subject to any rights of holders of indebtedness of the Company or any of its Subsidiaries other than the series of Notes being defeased thereby and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming no holder of such series of Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States or state law; (viii) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;
(ix) the Company shall have delivered to the Trustee an officers' certificate and an opinion of outside counsel, each stating that all conditions precedent provided in the Indenture and relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with and (x) the Company shall have delivered to the Trustee an amount sufficient to cover its fees and expenses as Trustee under the Indenture through the term of the series of Notes to be defeased, or made adequate provision therefor to the satisfaction of the Trustee.

MODIFICATION OF THE INDENTURE

     With the consent of the holders of not less than fifty-one percent (51%) in aggregate principal amount of the Notes then outstanding, the Company may modify any provisions of the Indenture, any applicable supplemental indenture or the rights of the Noteholders or the rights and obligations of the Company; provided, however, that no such modification shall, without the consent of the holder of each outstanding Note affected thereby (a) change the Stated Maturity of any Note, or reduce the principal, the rate of interest or any applicable premium payable upon redemption, (b) reduce the percentage(s) of the aggregate principal amount of outstanding Notes, the consent of the holders of which is required for any such modifications or for any waiver provided for in the Indenture, or (c) modify any of the provisions of the Indenture addressing such requirements, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby.

     With respect to changes affecting one or more, but less than all, series of Notes then outstanding, with the consent of the holders of not less than fifty-one percent (51%) in aggregate principal amount of the Notes of such affected series then outstanding, the Company may modify any provisions of the Indenture, any applicable supplemental indenture or the rights of such Noteholders or the rights and obligations of the Company; provided, however, that no such supplemental indenture shall, without the consent of the holder of each outstanding Note of such series affected thereby: (a) change the Stated Maturity of any such series of Notes, or reduce the principal, the rate of interest or any applicable premium payable upon redemption of such series of Notes, (b) reduce the percentage(s) of the aggregate principal amount of outstanding Notes of any such series, the consent of the holders of which is required for any such modifications or for any waiver provided for in the Indenture, or (c) modify any of the provisions of the Indenture addressing such requirements pertaining to such series of Notes, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby.

     Notes shall be deemed to be "affected" by a supplemental indenture, if such modification adversely affects or diminishes the rights of holders thereof against the Company or against the property of the Company.

     Without the consent of the holders of any Notes, the Company and the Trustee may from time to time, subject to the terms of the Indenture, enter into one or more supplemental indentures: (i) to evidence the succession of another corporation to the Company as described above under "--Merger, Consolidation or Sale of Assets; Successor Corporation," (ii) to add to the covenants of the Company, to surrender any rights of the Company or ensure enforcement of the remedies of the Trustee and the Noteholders, (iii) to cure any ambiguity or inconsistency to the extent such modification does not adversely affect the interest of the Noteholders or (iv) provide for the creation of any series of Notes.

THE TRUSTEE

     Bankers Trust Company is the Trustee under the Indenture. Its mailing address is Four Albany Street, New York, New York 10006.

                              PLAN OF DISTRIBUTION

     The Company may sell the Notes to or through one or more underwriters to be named in the Prospectus Supplement. The Underwriters may include J.C. Bradford & Co. or a group of underwriters represented by such firm or may be one or more other firms.

     Underwriters may offer and sell the Notes at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Notes, Underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive compensation from purchasers of the Notes for whom they may act as agent. Underwriters may sell the Notes to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agent.

     The Company may enter into underwriting agreements to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on the Nasdaq National Market or any securities exchange. Any Underwriters or agents to or through whom the Notes are sold by the Company may make a market in the Notes, although they will not be under any obligation to do so and may discontinue any market-making at any time. No assurance can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

                                 LEGAL MATTERS

     Certain matters regarding the Notes will be passed on for the Company by Boult, Cummings, Conners & Berry, PLC, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements and the related supplemental schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        [Photographs of Sumner Suites (Riverwalk) San Antonio, Texas;
                     Sumner Suites Lobby; Suite Interior]



             [Photographs of Shoney's Inns, Birmingham, Alabama;
                     Shoney's Inns Lobby; Room Interior]

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES B NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Prospectus Summary....................   S-3
Risk Factors..........................   S-8
Use of Proceeds.......................  S-12
Capitalization........................  S-12
Selected Financial Data...............  S-13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-16
Business..............................  S-23
Management............................  S-30
Description of the Series B Notes.....  S-31
Underwriting..........................  S-33
Legal Matters.........................  S-34

PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Description of the Notes..............     3
Plan of Distribution..................    12
Legal Matters.........................    12
Experts...............................    12

======================================================
======================================================

                                  $35,000,000

                                 SHOLODGE, INC.

[SHONEY'S INN LOGO]                                         [SUMNER SUITES LOGO]

                           9.55% SENIOR SUBORDINATED
                            NOTES DUE 2007, SERIES B

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------
                           [J.C. BRADFORD & CO. LOGO]

                       [DAIN BOSWORTH INCORPORATED LOGO]

                               September 23, 1997
======================================================